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08005418

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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mesoblast Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
OCT 17 2008
THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 34929 FISCAL YEAR 6-30-08

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DATE: 10/16/08

mesoblast
the regenerative medicine company

2008 OCT 14 A 11:20

FICE OF INTERNATI

ARLS
6-30-08

For personal use only

MESOBLAST REPORTS SIGNIFICANT ACHIEVEMENTS AND STRONG FINANCIAL POSITION

Well resourced to execute clinical and commercial goals

Melbourne, Australia; 28 August 2008: The regenerative medicine company, Mesoblast Limited (ASX: MSB, USOTC: MBLTY), today announced its financial results for the year ending 30 June 2008. Mesoblast is well positioned with sufficient cash reserves for its ongoing clinical trial activities and near-term strategic objectives.

Following the successful completion of an institutional placement in December 2007, Mesoblast's cash reserves at 30 June 2008 were $14.1 million. The Company's operating cash use was $6.2 million, in line with expectations and consistent with FY2007.

Significant achievements for the financial year ending June 30 2008 include:

- Completion of pilot clinical trial for non-healing, long bone fractures with strong positive outcomes
- Encouraging safety data obtained in Phase 2 trial for spinal fusion, using Mesoblast's allogeneic or "off-the-shelf" adult stem cells
- Outstanding results of preclinical cartilage trials, showing that a single injection of Mesoblast's allogeneic cells into knee joints damaged by osteoarthritis can both prevent further deterioration and protect cartilage tissue lining the damaged joint.
- Heart disease pilot clinical trial showed positive outcomes at six months with no cell-related adverse events
- Successful IND submission to the FDA, which cleared commencement of a Phase 2 clinical trial using allogeneic stem cells in patients with congestive heart failure
- Successful IND submission to the FDA which cleared commencement of a Phase 2 clinical trial using allogeneic stem cells in patients with heart attacks
- Broadening of new clinical applications, including age-related macular degeneration and diabetic retinopathy

The Company remains on track to achieve its commercial goals for bringing to market multiple adult stem cell-based products for repair/regeneration of bone, cartilage and other musculoskeletal tissues.

Mesoblast has increased its equity holding in United States-based sister company Angioblast Systems Inc. to 39.1 per cent. Angioblast is simultaneously advancing the platform stem cell technology towards commercialisation of novel treatments for cardiac, vascular, and eye conditions.

During the financial year, Angioblast entered into an important new collaborative arrangement with Abbott, a major healthcare company. Abbott is providing funding for a collaborative program in heart failure, and has made an equity-based investment of $US 5 million.

Commenting on the results, Mesoblast Chairman Brian Jamieson said: "We are delighted to report on the significant progress made by the Company during the last financial year. Mesoblast's significant achievements, together with its continued strong financial health, underpin the ongoing progress towards successful commercial outcomes in the near term."

Level 39, 55 Collins Street Melbourne Victoria 3000 AUSTRALIA t +61 3 9639 6036 f +61 3 9639 6030 www.mesoblast.com ABN 68 109 431 870 ACN 109 431 870 ACN 109 431 870

asx announcement

About Mesoblast
Mesoblast Limited (ASX: MSB; USOTC: MBLTY) is committed to the rapid commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Our focus is to progress through clinical trials and international regulatory processes necessary to commercialise the technology in as short a timeframe as possible. Mesoblast has the worldwide exclusive rights for a series of patents and technologies developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The Company has also acquired 39.1% of Angioblast Systems Inc., an American company developing the platform MPC technology for the treatment of cardiovascular diseases including repair and regeneration of blood vessels and heart muscle.

For further information, please contact:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036
M: +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com
W: www.mesoblast.com

MESOBLAST LIMITED
ACN: 109 431 870

Rule 4.3A

Appendix 4E

Preliminary final report
Year ending on 30 June 2008

Introduced 1/1/2003. Origin: Appendix 4B

1. **Reporting period**
   The financial information contained in this report is for the year ended 30 June 2008. Comparative amounts are for the year ended 30 June 2007.

2. **Results for announcement to the market**

		Current year reported amount $	Change up/(down) from previous year $	Change up/(down) from previous year %
2.1	Revenue from ordinary activities	909,807	(1,142,441)	(46%)
2.2	Profit/(loss) from ordinary activities after tax attributable to members	(10,062,379)	1,334,248	15%
2.3	Net profit/(loss) for the year attributable to members.	(10,062,379)	1,334,248	15%
2.4	No dividends are being proposed or have been paid	Nil	Nil	Nil

3. **Commentary related to the above results**
   - Revenue from ordinary activities for the year ended 30 June 2008 is interest revenue only. In 2007, revenue from ordinary activities included $719k of government grant funding received under the Commercial Ready Program for the company's allogeneic stem cell based therapy for cartilage regeneration project. This grant was substantially completed in 2007.
   - The loss of the year has increased by 15% ($1,334k) compared to last year due to the above bullet point and a increase in clinical program activity.
   - Mesoblast Limited is still working towards commercialisation of its products and does not expect to pay dividends to shareholders until commercialisation has been achieved.

4. **Audited Annual Report 2008**
   A copy of the audited annual report for the year ending 30 June 2008 for Mesoblast Limited is attached to this report.

+ See chapter 19 for defined terms.

MESOBLAST LIMITED

ACN: 109 431 870

PRELIMINARY FINANCIAL REPORT

2008

CONTENTS

DIRECTORS' REPORT

The Board of Directors of Mesoblast Limited has resolved to submit the following annual financial report of the company for the financial year ended 30 June 2008. In order to comply with the provisions of the Corporations Act 2001, the directors report the following information:

DIRECTORS

Directors of the Company in office at any time during or since the end of the year (unless specified) were:

Name	Position	Effective Date
Brian Jamieson	Non-executive Chairman (A)	22 November 07
Byron McAllister	Non-executive Director	
Donal O'Dwyer	Non-executive Director	
Michael Spooner	Non-executive Director (A); Non-executive Chairman (R)	22 November 07
Michael Spooner	Non-executive Chairman (A); Executive Chairman (R);	8 August 07
Silviu Itescu	Executive Director and Chief Scientific Adviser	

(A) Appointed to this position
(R) Resigned from this position

Details of directors qualifications, experience and special responsibilities, together with meetings attended, can be found on pages 9 to 11 of this report.

PRINCIPAL ACTIVITIES & STRATEGY

Mesoblast Limited is an Australian biotechnology company committed to the development of innovative biological products in the emerging and potentially highly lucrative field of regenerative medicine.

Our adult stem cell platform is being developed for use in the global orthopaedic industry. We are specifically targeting a range of bone, cartilage and musculoskeletal conditions.

Our aim is to bring at least three products to market in the near term for treatment of these conditions which affect many people.

Mesoblast Limited has the worldwide exclusive rights for orthopedic indications relating to a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs).

The company also holds a substantial interest in Angioblast Systems, Inc. (Angioblast), an American company developing the same platform technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle.

Overview

During the last financial year, which ended 30 June 2008, Mesoblast remained on track to achieve its goals for commercialising our unique adult stem cell technology platform. These goals include bringing to market multiple cell-based products for the treatment of a wide range of degenerative conditions. Significant clinical and preclinical achievements during the past year mean that Mesoblast's products are progressively getting closer to commercialization. These highlights, discussed in detail below, emphasise the progress made in the programs of our cell-based products for large unmet global markets, including diseases of bone, cartilage, heart muscle and blood vessels.

Business Model

From the outset we have outlined a business model that is based on low cost of goods and high margins, similar to pharmaceutical drug development. To achieve this, the focus has been on allogeneic or 'off-the-shelf' products which are generated by large-scale expansion of a small amount of donor starting material. Additional advantages of allogeneic products are that they can be batched, with each batch being highly reproducible and consistent to ensure product safety and effectiveness. Equally as important is that "off-the-shelf" products will be available for immediate use at hospitals when the acute trauma or injury needs rapid treatment.

Intellectual Property

Mesoblast continues to exploit and expand its patent and intellectual property portfolio. Key patents have been granted in the United States, the world's largest market for commercialization of our products. The expanding patent portfolio will continue to deliver major commercial advantages, ensuring exclusive commercialization of our stem cell platform globally.

Funding

In December, Mesoblast Limited successful completed a capital raising of $13.44 million from Australian institutional and sophisticated investors. The capital is being used for ongoing clinical trial activities, expansion of preclinical opportunities, and general administrative operations. At 30 June 2008, Mesoblast had cash reserves of $14.1 million.

Key achievements

Non-healing bone fractures
A pilot clinical trial for non-healing, long bone fractures was completed just after the financial year with 10 patients, with a total of 11 non-healing fractures of the long bones in the legs, operated on using Mesoblast's proprietary stem cells. The patients had non-union for up to 41 months prior to cell implantation, with a median time of 10 months. Outstanding results were achieved in this trial with bony union achieved within a median time of four months after stem cell implantation. Mesoblast's focus is now on Phase 2 IND submissions to the FDA for use of its allogeneic stem cells in the treatment of non-union and high-risk fresh fractures.

Spinal Fusion
Patients with end-stage degenerative intervertebral disc disease are usually treated with bone grafts from their own pelvis to induce bony fusion, a procedure termed autograft. Mesoblast is developing a cell product, called Neofuse, to generate bony fusion eliminating the need for an autograft and its associated pain and infection risk. Spinal fusion for end-stage disc disease is a major global market opportunity for Mesoblast, with over 500,000 patients expected to require this procedure in the United States alone by 2010.

A Phase 2 trial for spinal fusion, using Mesoblast's allogeneic or "off-the-shelf" adult stem cells, commenced at New York's Hospital for Special Surgery, one of the world's leading orthopaedic, rheumatologic and rehabilitation specialty hospitals. After encouraging initial safety data, Mesoblast announced that it would accelerate its clinical trial timetable by expanding its Phase 2 trial activities to up to 10 new major clinical sites throughout the US.

Intervertebral Disc Repair

For patients with earlier-stage intervertebral disc disease, Mesoblast is developing an allogeneic adult stem cell product which can be injected by a minimally invasive approach into degenerating discs of unrelated recipients in order to repair and regenerate disc cartilage. This is likely to be a significantly larger market than spinal fusion. Results of preclinical trials are expected this calendar year.

Knee Osteoarthritis

Osteoarthritis is a major degenerative disease of cartilage in joints, with the knee being the most commonly affected. Knee osteoarthritis affects as many as 15 million people in the United States alone, and no approved therapies currently have any effect on cartilage repair or regeneration. The outstanding results of our preclinical cartilage trials have shown that a single injection of Mesoblast's allogeneic cells into knee joints damaged by osteoarthritis can both prevent further deterioration and regenerate/regrow cartilage tissue lining the damaged joint. These results form the basis for a planned IND submission to the FDA for multiple Phase 2 clinical trials for treatment of patients with degenerative osteoarthritis of the knee.

Strengthened relationship with Angioblast Systems Inc. in the United States

Mesoblast has increased its equity in its United States sister company, Angioblast Systems Inc., to 39.1 percent. Angioblast is simultaneously advancing the platform stem cell technology towards commercialisation of novel treatments for cardiac, vascular, and eye conditions. To date, Angioblast has attained strong clinical and preclinical results in these indications, supporting Mesoblast's significant equity investment and the intrinsic value associated with these indications.

All of Angioblast's clinical trials to date have been performed collaboratively with Johnson & Johnson's Cordis Corporation and Biosense Webster who have provided their latest generation cardiac catheter technologies for these trials.

During the financial year, Angioblast entered into an important new collaborative arrangement with Abbott, a major healthcare company. Abbott is providing funding for a collaborative program in heart failure, and has made an equity-based investment of $US5 million.

Congestive Heart Failure

This condition affects an estimated 5 million people in the United States alone, with 550,000 new cases each year. A pilot clinical trial using the Company's stem cells for heart disease was successfully conducted at the John Hunter Hospital in New South Wales. The primary endpoint of safety at six months was achieved with no cell-related adverse events. Equally as important, all patients showed improvement in heart muscle function and reduced symptoms of both heart failure and severe angina.

The results of this pilot trial, together with additional preclinical trials, formed the basis of a successful IND submission to the FDA, which cleared Angioblast to commence a Phase 2 trial of the stem cell technology for treating patients with congestive heart failure. Patient recruitment for this trial is actively occurring.

Heart Attack

Following rapid approval of an IND submission to the FDA for a Phase 2 clinical trial in patients with heart attacks, the study was launched at one of the world's premier cardiovascular medical centers, the Texas Heart Institute. The trial is focusing on the safety and effectiveness of the Company's allogeneic stem cells injected into the damaged heart muscle around 10 days after an acute heart attack. The aim of the stem cell treatment is to prevent the onset of heart failure after a heart attack.

AMD/Diabetic Retinopathy

Preclinical trials showed that the proprietary stem cells were highly effective for the treatment of leaky blood vessels in the eye, the major cause of vision loss in patients with wet age-related macular degeneration (AMD) and diabetic retinopathy. These clinical indications represent additional major market opportunities for Angioblast.

FINANCIAL SUMMARY

Operating results

The net loss for the year was $10,062,379 (2007: $8,728,131) and is in line with expectations. The result reflects full year operations for the company the continued development of our platform technology.

Income

Revenue during the period was $909,807 (2007: $1,679,317) and is made up of:

	30 June 2008 $	30 June 2007 $
Revenue from continuing operations		
Commercial Ready government grant	-	719,698
Interest revenue	909,807	939,557
Other income	-	20,062
	909,807	1,679,317

Expenditure

In line with the company's policy and to comply with accounting standards, all costs associated with research and development are fully expensed in the period in which they are incurred as the directors do not consider the company can yet demonstrate all the factors required in order to capitalise development expenditure.

Total operating expenses for the period were $10,972,186 (2007: $10,407,448) and is made up of:

	30 June 2008 $	30 June 2007 $
Research and development	6,207,372	6,325,130
Management and administration	2,642,016	2,368,192
Share of losses of equity accounted associates	2,122,798	1,714,126
	10,972,186	10,407,448

Cash flow statement

Net cash outflow from operations decreased to $6,202,589 in 2008 (2007:$9,102,676) largely due to the following reasons:

- government grant funding and received in 2007 was approximately $0.5m higher than in 2008;
- 2007 operating cashflow included $2.1m of research and development expenses which related to 2006;

During the period under review the company issued a further 10,500,000 shares at $1.28 (2007: 13,882,800 shares at $1.25), providing approximately $13.4m in cash which has largely been used to fund and support phase 2 clinical trials.

Balance sheet

At 30 June 2008 the company's cash position was $14,094,219 (2007: $12,055,040) whilst Angioblast Systems, Inc. had a cash balance of $6,084,775 (USD $5,850,511) (2007: $449,923). When combined, the total cash balance of $20.2m (2007: $12.5m) represents the amount by which the platform adult stem cell technology could be further developed and commercialized.

The company's policy is to hold its cash and cash equivalent deposits in "A" rated or better deposits.

The company's strategy is to outsource manufacturing and all continuing research to specialist, best of breed partner organisations. As a consequence the company has not incurred any major capital expenditure for the period and does not intend to incur substantial commitments for capital expenditure in the immediate future.

Mesoblast has now substantially completed its investment in Angioblast under the Series B agreement and as a result owns 39.1% of Angioblast. This investment is carried on the balance sheet of Mesoblast and is made up of the cash invested of $18,082,792 (2007: $11,663,339) together with the Company's share of Angioblast losses of $5,321,545 (2007: $3,995,244) giving a net investment of $12,761,247 (2007:$7,668,095).

Earnings per share

	2008	2007
	Cents	Cents
Basic earnings/(losses) per share	(8.81)	(8.20)
Diluted earnings/(losses) per share	(8.81)	(8.20)

DIVIDENDS

No dividends were paid or declared during the course of the financial year and no dividends are recommended in respect to the financial year ended 30 June 2008.

INVESTMENT IN ANGIOBLAST SYSTEMS, INC.

Mesoblast has now substantially completed its investment in Angioblast under the Series B agreement and as a result now owns 39.1% of Angioblast. The remaining 0.1% investment under this agreement, being $200,000, will be invested in furthering the platform technology, most likely in the next six months.

Angioblast Systems, Inc. is a non-listed biotechnology company based in New York. The company was incorporated on 27 April 2001 in Delaware, United States of America.

Angioblast's principal focus is to commercialise cardiovascular applications of our adult stem cell technology which was acquired from the Hanson Institute/Institute of Medical and Veterinary Science in South Australia.

SHARE OPTIONS

Shares under option

Unissued ordinary shares of Mesoblast Limited under option at the date of this directors' report are as follows:

Option Series	Issue Date	Number of shares under option	Exercise price of options	Expiry date of options
1	29 September 2004	4,120,000	$0.55	29 September 2009
2(a),(b),(c)	16 December 2004	700,000	$0.60	16 December 2008
2(c)	16 December 2004	80,000	$0.60	04 July 2009
3	25 August 2005	350,000	$0.65	31 December 2008
3	25 August 2005	350,000	$0.65	30 June 2009
4(a)	23 February 2006	34,000	$0.65	31 March 2009
4(a)	23 February 2006	66,000	$0.65	1 May 2010
4(b)	23 February 2006	166,667	$0.65	30 June 2009
4(b)	23 February 2006	200,000	$1.20	30 June 2010
4(b)	23 February 2006	350,000	$1.20	30 June 2011
4(c)	23 February 2006	20,000	$0.65	23 February 2009
5	23 November 2006	150,000	$0.65	23 November 2009
6(a)	17 March 2006	50,000	$2.02	17 March 2009
6(b)	17 May 2006	10,000	$1.52	17 May 2009
6(d)	1 January 2007	15,000	$1.96	1 July 2008
6(d)	1 January 2007	45,000	$1.96	1 January 2009
6(d)	1 January 2007	30,000	$1.96	1 January 2010
6(d)	1 January 2007	40,000	$1.96	1 January 2011
6(d)	1 January 2007	30,000	$1.96	1 August 2008
6(d)	1 January 2007	30,000	$1.96	1 February 2009
7	27 July 2007	2,480,000	$2.13	30 June 2012
8	7 July 2008	2,736,000	$1.00	30 June 2013
		12,052,667		

No option holder has any right under the options to participate in any other share issue of the Company. Further details of the options series can be found in Note 18 to the financial statements.

Shares issued on exercise of options

Detail of shares or interests issued as a result of the exercise of options during or since the end of the financial year are:

Option Series	Grant Date	Number of shares issued	Amount paid per share	Amount unpaid per share
1	29 September 2004	600,000	$0.55	Nil
2(c)	16 December 2004	80,000	$0.60	Nil
4(b)	23 February 2006	150,000	$0.65	Nil
4(b)	23 February 2006	150,000	$1.20	Nil
4(c)	23 February 2006	60,000	$0.65	Nil
		1,040,000		

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

No significant changes occurred in the state of affairs of the company during the financial year other than those disclosed in the review of operations.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

No matters or circumstances have arisen since 30 June 2008 up to the date of this report that the directors believe have significantly affected or may significantly affect:

- the Company's operations in future financial years; or
- the results of those operations in future financial years; or
- the Company's state of affairs in future financial years.

BUSINESS STRATEGY PROSPECTS FOR FUTURE YEARS

Mesoblast is committed to the rapid commercialisation of its adult stem cell platform technology. Our ongoing strategy is to maximise shareholder wealth through rapid completion of existing clinical trial programs and to significantly extend our market opportunities by initiating new programs that build logically on extensive work that has been completed. Mesoblast will continue to aggressively engage commercial partner organisations as a key part of our ongoing strategy.

At the date of this report, Mesoblast's business strategy is to:

- focus on patient enrollment and trial completion associated with our phase II clinical trial program in the United States for spinal fusion;
- consider the filing of a new indication with the United States Food and Drug Administration for the commencement of clinical trials associated with long bone fractures and/or knee osteoarthritis;
- pursue clinical and preclinical trial programs associated with the treatment of diseases caused by cartilage degeneration

Mesoblast has a strong and ongoing relationship with its sister company Angioblast Systems, Inc. in the United States. We will continue to work closely with the management and board of directors of Angioblast to protect and enhance our significant investment in that company.

ENVIRONMENTAL REGULATIONS

Mesoblasts operations are not subject to any significant environmental regulation under either Commonwealth or State legislation. The Board, however, considers that adequate systems are in place to manage the Company's obligations and is not aware of any breach of environmental requirements as they relate to the Company.

INDEMNIFICATION OF OFFICERS

During the financial year, the company paid premiums in respect of a contract insuring the directors and company secretary of the company (as named above), and all executive officers of the company. The liabilities insured are to the extent permitted by the Corporations Act 2001. Further disclosure required under section 300(9) of the Corporations Act 2001 is prohibited under the terms of the insurance contract.

PROCEEDINGS ON BEHALF OF THE COMPANY

The Corporations Act 2001 allows specified persons to bring, or intervene in, proceedings on behalf of the Company. No proceedings have been brought or intervened in on behalf of the company with leave of the Court under section 237 of the *Corporation Act 2001*.

NON-AUDIT SERVICES

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience are relevant and considered to be important. PricewaterhouseCoopers did not provide any non-audit services during the year and accordingly there were no amounts paid or payable to PWC for such services (2007: nil).

AUDITOR'S INDEPENDENCE DECLARATION

A copy of the auditor's declaration under Section 307C in relation to the audit for the year ended 30 June 2008 is included on page 19 of the annual report.

INFORMATION ON DIRECTORS

Brian Jamieson, Non-executive Chairman - FCA

Shares held: 125,000 **Options held:** -

Mr Jamieson has over 30 years experience in providing advice and audit services to a diverse range of public and large private companies. He was chief executive of Minter Ellison, Melbourne, from 2002-2005. Prior to that he was chief executive officer of KPMG from 1998-2000, managing partner of KPMG Melbourne and Southern Regions from 1993-1998, and chairman of KPMG Melbourne from 2001-2002. He was also a KPMG board member in Australia and a member of the USA management committee.

Mr Jamieson is currently a non-executive director of Tatts Group Limited (since May 2005), Sigma Pharmaceuticals Limited (since December 2005) and Oz Minerals Limited (since August 2004), all ASX listed companies. He is also a non-executive director HBOS Australia Pty Ltd, director and treasurer of Care Australia and the Bionic Ear Institute, and a director of Veski, The Sir Robert Menzies Foundation, the Australian Council Major Performing Arts Board.

Michael Spooner, Non-executive Director – Bcom, ACA, MAICD

Shares held: - **Options held:** 1,100,000

Mr Spooner is a well known and respected business leader. He has an extensive network of relationships with investment firms and business communities across the globe, having spent the majority of the past 25 years living and working internationally. Mr Spooner is Executive Chairman of Hunter Immunology Limited, a late stage respiratory biopharmaceutical company, and is a non-executive director of Peplin Inc, a dermatology focused skin cancer company. Most recently, Mr. Spooner was the previous Chairman of Mesoblast Limited. Previously, he was Managing Director & CEO of Ventracor Limited where he led the transformation of a small Australian listed life sciences company into the second highest performing stock on the S&P/ASX 200 index in 2003. He was a Principal Partner and Director of Consulting Services with PricewaterhouseCoopers (Coopers & Lybrand) in Hong Kong for several years.

Silviu Itescu, Founder and Executive Director – MBBS (Hons), FRACP, FACP, FACR

Shares held: 36,632,196 **Options held:** -

A medically trained physician scientist, Professor Itescu has established an outstanding international reputation in the fields of stem cell biology, autoimmune diseases, organ transplantation, and heart failure. He has been a faculty member of Columbia University in New York and of the University of Melbourne. His pioneering work in the use of adult stem cells for heart disease has laid the groundwork for a potential paradigm shift in the treatment of cardiovascular disorders. Professor Itescu has consulted for various international pharmaceutical companies, has been an adviser to biotechnology and health care investor groups, and has served on the Board of Directors of several publicly-listed Australian life sciences companies. In addition, he is the founder and a member of the Board of Directors of Angioblast Systems Inc.

Donal O'Dwyer, Non-executive Director – BE, MBA

Shares held: - **Options held:** 300,000

Mr. O'Dwyer has had 20 years experience as a senior executive in the global cardiovascular and medical devices industries. From 1996 to 2003, Mr. O'Dwyer worked for Cordis Cardiology, the cardiology division of Johnson & Johnson's Cordis Corporation, initially as its president (Europe) and from 2000 as its worldwide president. Cordis is the world's largest manufacturer of innovative products for interventional medicine, minimally invasive computer-based imaging, and electrophysiology. In his role, Mr. O'Dwyer led Cordis through the launch of the revolutionary Cypher drug eluting coronary stent technology, and saw the company take over number one market share of coronary stents worldwide. He directly supervised an increase in sales from $US500 million in 2000 to $US2 billion in 2003. Prior to joining Cordis, Mr. O'Dwyer worked for 12 years with Baxter Healthcare, rising from plant manager in Ireland to president of the Cardiovascular Group, Europe , now Edwards Lifesciences. Mr. O'Dwyer is a qualified civil engineer, has an MBA and is on the board of a number of companies including Cochlear Limited, Atcor Medical Holdings Ltd and Sunshine Heart Inc.

Mr O'Dwyer is currently Mesoblast's representative on the Board of Directors for Angioblast Systems, Inc.

Byron McAllister, Non-executive Director – BS M.Agr

Shares held: - **Options held:** 150,000

Mr. McAllister has extensive expertise in product development, quality assurance, and obtaining FDA regulatory approvals within the healthcare industry. He has extensive expertise within the biologics, pharmaceutical and medical device industries, and has prepared full documentation for approval by the U.S. FDA, UK MCA, and other world health regulatory authorities. Most recently, Mr. McAllister has served as Vice President, Worldwide Quality Assurance, for the Ares-Serono Group based in Geneva and Boston, overseeing operations in over a dozen countries. Mr. McAllister has held senior management positions in manufacturing and quality assurance with Abbott Laboratories' Ross Laboratories and Diagnostics Divisions, Amersham Corporation, and Coulter Electronics Corporation. He is a member of the PDA (Parenteral Drug Association), American Society for Quality (ASQ), and the Regulatory Affairs Professionals Society (RAPS).

Kevin Hollingsworth, Company secretary – FCPA, FCMA

Shares held: - **Options held:** 200,000

Mr. Hollingsworth is a Fellow of CPA Australia, and a past chairman of both the National and Victorian Industry and Commerce Accountants Committees. He is also a Fellow of the Chartered Management Accountants and a Past National President of CIMA Australia. Mr. Hollingsworth has most recently been non-executive director and company secretary for Alpha Technologies Corporation Ltd, a global company with operations in the US, Mexico, Europe and China, designing and manufacturing temperature sensors for disposable medical devices, as well as precision thermometry and instrumentation for the biotechnical and life science industry.

MEETINGS OF DIRECTORS

The number of meetings of the Company's directors (including committee meetings of directors) held during the year ended 30 June 2008 and the numbers of meetings attended by each director were:

	Board of directors		Audit & Risk committee		Nomination & remuneration committee	
Director	**Held**	**Attended**	**Held**	**Attended**	**Held**	**Attended**
Spooner	12	12	5	5	2	2
Itescu	12	12	5	5	2	2
McAllister	12	12	5	5	2	2
O'Dwyer	12	12	5	5	2	2
Jamieson	7	7	2	2	2	2

REMUNERATION REPORT

The directors of the Company present the following remuneration report, which forms part of the directors' report and has been prepared in accordance with s300A of the Corporations Act 2001. The remuneration report has been audited as required by s308(3C) of the Corporations Act, 2001.

The remuneration report is set out under the following main headings:

A. Remuneration principles and policies
B. Services agreements
C. Remuneration of key management personnel
D. Share-based compensation

A. REMUNERATION PRINCIPLES AND POLICIES

Board policy for determining remuneration

The Company's goal is to engage and promote excellence at Board level, in staff members and in partner organisations. The Company looks to engage the services of individuals and organisations with the experience necessary to assist the Company in meeting its strategic objectives.

The Board ensures that executive reward complies with good reward governance practices:

- Competitiveness and reasonableness
- Acceptability to shareholders
- Performance linkage
- Transparency
- Capital management

The Company has structured an executive remuneration framework that is market competitive and complimentary to the reward strategy of the organisation.

The Company's remuneration framework is aligned to shareholders interests and in particular aligned to the rapid commercialisation of the Company's intellectual property and in achieving its milestones in a highly ethical and professional manner.

The executive remuneration framework provides a mix of fixed and variable pay and performance incentive rewards.

The Board has established a remuneration committee which provides advice on remuneration and incentive policies and practices and specific recommendations on remuneration packages and other terms of employment for executive directors and executives and non-executive directors.

Remuneration structure

(a) Non-executive directors fees

Director's fees were determined initially at the date of the company's public listing on 16 December 2004 by reference to industry standard. Director's fees were set at this time at $75,000 for the non-executive chairman and $40,000 for each non-executive director. A limit to total directors' fees of $500,000 was set at the time of the public listing and has not subsequently changed.

On the appointment of Brian Jamieson to the role of Chairman in November 2007, the non-executive chairman fee was raised to $120,000. Recently the board approved an increase to non-executive fees. These fees were raised to $60,000, effective 1 July 2008, on the basis of industry standard.

Components of the remuneration package include a cash element together with unquoted medium term options in some cases.

(b) Executive pay

The executive pay and reward framework has three components, which in combination comprises the executives' total remuneration:

- Base pay and benefits (i)
- Short term performance incentives (ii)
- Long term performance incentives (iii)

(i) Base pay and benefits

A total employment cost package may include a combination of cash and prescribed non-financial benefits at the executives' discretion.

Executives are offered a competitive base pay that comprises the fixed component of pay and rewards. The base pay for executives is reviewed annually to ensure the executives pay is competitive with the market. An executive's pay is also reviewed on promotion.

There is no guaranteed base pay increases included in any executive contracts.

(ii) Short term performance incentives

Bonuses are payable to executives based upon the attainment of agreed corporate and individual milestones, which are reviewed annually and approved by the Board of Directors.

(iii) Long term performance incentives

Performance conditions were attached to the following options granted to key management personnel in previous financial years, which may form part of their remuneration in the current and prior financial year. These performance conditions are described as follows:

Options granted to Paul Rennie*

- 80,000 options will vest on achieving a Standard Operating Procedure (SOP) for the manufacture of cells. This milestone was reached on 6 September 2006;
- 80,000 options vest on approval of Mesoblast's US Food and Drug Administration (FDA) Investigative New Drug (IND) approval. This milestone was reached on 16 December 2006;

- 80,000 options vest on completing human pre-regulatory trials for a Mesoblast Orthopaedic Application of the licensed technology. This milestone was reached on 4 July 2008;

Options granted to Byron McAllister

- 75,000 options vest should the Company achieve an IND approval from the US FDA for initiating multi-centre orthopaedic clinical trials within a period of 2 years after the Company became listed on the ASX (16 December 2004). This milestone was reached on 16 December 2006;
- 75,000 options vest should Angioblast Systems, Inc. achieve IND approval from the US FDA for initiating multi-centre cardiovascular clinical trials within a period of 3 years after the Company became listed on the ASX (16 December 2004). This milestone was reached on 1 May 2007.

These performance conditions were chosen as they are fundamental to the Company's progress towards the commercialisation of its products. The dates these milestones are deemed to have been met are as follows:

- For options that are granted on obtaining IND approval, IND approval is deemed to be the date 30 days following the date when the IND application is lodged with the FDA, provided the FDA has not placed a hold on the clinical trial.
- For options granted on achieving an SOP, the SOP is deemed to have been achieved on the date when the SOP has been approved and released by Quality Assurance.
- For options granted on completing a human pre-regulatory trial, the completion date is deemed to be the date of the last patient's follow-up visit, which normally occurs 12 months after MPC's have been implanted into the patient.

*Paul Rennie transferred these options to another holder on 15 November 2007, consequently he no longer holds these options.

Relationship between remuneration policy and company performance

	16 December 2004 (date of listing)	30 June 2005	30 June 2006	30 June 2007	30 June 2008
Closing share price (IPO price)	$0.50	$0.43	$1.52	$2.02	$0.91
Price increase/(decrease) $		$(0.07)	$1.09	$0.50	$(1.11)
Price increase/(decrease) %		(14%)	255%	33%	(55%)
Total key management personnel remuneration		503,703	1,368,039	1,189,907	1,802,804

The company's remuneration policies seek to reward staff members for their contribution to achieving significant clinical and regulatory milestones. These milestones build sustainable and long term shareholder value. The increase in remuneration since IPO reflects the expansion of the clinical program of the Company.

The directors do note that the stock market has corrected significantly over the 12 months to 30 June 2008. The stock price for Mesoblast has similarly corrected in line with a difficult market. It is in this respect that we work diligently to ensure that our shareholders and other stakeholders are regularly informed of our progress and the exciting opportunity that is associated with our adult stem cell platform technology.

B. REMUNERATION OF KEY MANAGEMENT PERSONNEL

Details of the remuneration of key management personnel are set out in this section of the remuneration report. Key management personnel includes all directors (as disclosed on page 1), and certain executives of the company, who all belong to the Senior Executive Management Group and they have authority and responsibility for planning, directing and controlling the activities of the Company together with the Board of Directors.

In addition to the directors of the company, key management personnel, as described above, also includes the following people and positions held during the reporting periods:

Name	Position	Effective date
Kevin Hollingsworth	Chief Financial Officer (R) Company Secretary	21 November 07 Full Year
Suzanne Lipe	Vice President of Operations	18 March 08 (A)
Jenni Pilcher	Chief Financial Officer	21 November 07 (A)
Paul Rennie	Chief Operating Officer	11 May 08 (R)
Paul Rennie	Special Projects Consultant	12 May 08 (A)
Jim Ryaby	Vice President of Research and Clinical Affairs	3 March 08 (A)
Donna Skerrett	Clinical and Regulatory Affairs	Full year

(A) Appointed to this position
(R) Resigned from this position

Details of the remuneration of each director of Mesoblast Limited and the other key management personnel of the Company are set out below:

	Short term employee benefits		Post-employment benefits	Share-based payments				
Name	Salary & fees	Bonus	Super-annuation	Options & rights	Termination benefits	Total	Remuneration consisting of options	Performance based remuneration (ii)
	$	$	$	$	$	$	%	%
Directors								
2008								
Executive directors								
Silviu Itescu	174,312	-	15,688	-	-	190,000	0%	-
Michael Spooner*	63,008	137,615	14,990	-	-	215,613	0%	63.8%
Non-executive directors							0%	
Brian Jamieson**	66,935	-	6,024	-	-	72,959	0%	-
Byron McAllister	40,000	-	-	-	-	40,000	0%	-
Donal O'Dwyer	36,697	-	3,303	33,571	-	73,571	45.6%	-
Michael Spooner*	41,958	-	3,777	-	-	45,735	0%	-
	422,910	137,615	43,782	33,571	-	637,878		
2007								
Executive directors								
Michael Spooner	275,229	137,615	37,156	29,000	-	479,000	6.1%	28.7%
Silviu Itescu	160,130	-	6,537	-	-	166,667	-	-
Non-executive directors								
Byron McAllister (iii)	40,000	-	-	10,875	-	50,875	21.4%	-
Donal O'Dwyer	36,697	-	3,303	70,571	-	110,571	63.8%	-
	512,056	137,615	46,996	110,446	-	807,113		

Other Key Management Personnel***								
2008								
Suzanne Lipe	47,256	-	4,253	-	-	51,509	-	-
Jenni Pilcher	130,000	21,918	13,682	60,335	-	225,935	27.5%	10%
Paul Rennie****	122,552	76,697	27,912	168,032	21,963	417,156	40.3%	18.4%
James Ryaby	56,520	-	-	-	-	56,520	-	-
Donna Skerrett	65,472	20,252	-	125,152	-	210,876	59.3%	9.6%
Kevin Hollingsworth	112,600	-	-	90,330	-	202,930	44.5%	-
	534,400	118,867	45,847	443,849	21,963	1,164,926		
2007								
Paul Rennie (iv)	176,583	50,000	21,248	21,894	-	269,725	8.1%	20.7%
Kevin Hollingsworth	113,069	-	-	-	-	113,069	-	-
	289,652	50,000	21,248	21,894	-	382,794		
Total 2008	957,310	256,482	89,629	477,420	21,963	1,802,804		
Total 2007	801,708	187,615	68,244	132,340	-	1,189,907		

*Michael Spooner was an executive up until 8 August 2007, after that date became a non-executive director. His remuneration has been shown separately.
** Brian Jamieson was appointed Chairman on 22 November 2007.
***Refer to the table on page 11 for periods that remuneration has been disclosed.
****Termination benefits included annual leave entitlements for Paul Rennie upon the expiry of his employment contract. His new contract is as a consultant with no leave entitlements.

(i) All bonuses reported in the above table are 100% of the bonus entitlement for each relevant executive. Bonuses forfeited during the year as a result of performance targets not being met were nil (2007: nil).

(ii) Performance-based remuneration includes all bonuses paid, and certain amounts of share-based remuneration, as described in (iii) and (iv) below. The grants of options that are subject to performance criteria are further described in sub-section (iii) and (iv) below. Share-based remuneration and bonuses that are not subject to performance criteria relates to options issued in order to facilitate the growth and performance of the company as a whole, rather than for a specific milestone to be met.

(iii) Byron McAllister's share-based remuneration is 100% performance based in 2007. He did not received share-based remuneration in the current year as the options had vested.

(iv) Paul Rennie's share-based remuneration included that was performance based for the year was nil (2007: $5,945).

C. SERVICE AGREEMENTS

The non-executive directors and the company secretary are engaged through a letter of appointment. Non-executive directors are appointed by shareholders on the basis that 1/3 of all non executive directors retire annually and are eligible for re-election at the company's Annual General Meeting.

Remuneration and other terms of employment for the Chief Scientific Advisor and other key management personnel are formalized in service agreements. These agreements may provide for the provision of performance related cash bonuses and the award of options. Provisions of the agreements relating to remuneration are set out below:

Silviu Itescu, Director and Chief Scientific Adviser

- Term of agreement: commencing 1 February 2007;
- Salary: $190,000 inclusive of superannuation per annum;
- Termination: no terms have been agreed;

Suzanne Lipe, Vice President of Operations (from 18 March 2008)
- Term of agreement: commencing 18 March 2008;
- Salary: $190,000 per annum;
- Superannuation: 9% of $190,000 per annum;
- Termination: One month;
- Bonus: eligible to participate in the Company's bonus scheme.

Jenni Pilcher, Chief Financial Officer (from 22 November 2007)
- Term of agreement: commencing 22 November 2007;
- Salary: $150,000 per annum, four days per week;
- Superannuation: 9% of $150,000 per annum;
- Termination: One month;
- Bonus: eligible to participate in the Company's bonus scheme.

Paul Rennie, Special Projects Consultant (from 12 May 2008)
- Term of agreement: commencing 12 May 2008;
- Consulting fees: $1,000 per day, three days per week;
- Termination: 30 days
- Bonus: eligible to participate in the company's bonus scheme.

Jim Ryaby, Vice President of Research and Clinical Affairs (from 3 March 2008)
- Term of agreement: commencing 3 March 2008;
- Consulting fees: US$156,000 per annum, 3 days per week;
- Other benefits: Dental and health fully covered;
- Bonus: eligible to participate in the Company's bonus scheme.

Donna Skerrett, Clinical and Regulatory Affairs
Term of agreement: commencing December 2004;
- Salary: $71,424 per annum, part time;
- Bonus: eligible to participate in the Company's bonus scheme.

D. SHARE-BASED COMPENSATION

Options to purchase fully paid shares of the Company were granted as remuneration during the year as follows:

	Grant Date	Granted No.	Vesting date(s)	Expiry date	Exercise price $	Fair value $
2008						
Kevin Hollingsworth	27/07/2007	200,000*	01/07/2008	30/06/2012	2.13	0.74
Jenni Pilcher	27/07/2007	100,000*	01/07/2008	30/06/2012	2.13	0.74
Paul Rennie	27/07/2007	250,000*	01/07/2008	30/06/2012	2.13	0.74
Donna Skerrett	27/07/2007	200,000*	01/07/2008	30/06/2012	2.13	0.74
2007						
Donal O'Dwyer(i)	23/11/2006	50,000	23/11/2006	23/11/2009	0.65	0.589
Donal O'Dwyer(i)	23/11/2006	50,000	23/11/2007	23/11/2009	0.65	0.678
Donal O'Dwyer(i)	23/11/2006	50,000	23/11/2008	23/11/2009	0.65	0.718

*Each grant of options is divided into three equal tranches. Tranche A has a vesting date which is shown in the above table. Tranches B and C have vesting dates one and two years respectively after Tranche A. All tranches have the same expiry date, exercise price and fair value which are as shown in the above table.

All share options issued to key management personnel were made in accordance with the provisions of the executive share option plan. All options issued were issued for no consideration, therefore there are no amounts unpaid with respect to these options as they have all been issued for no consideration. There are no performance criteria attached to any of the options granted during the year (2007: nil).

Modifications to terms and conditions of options granted

There has been no modification to any terms and conditions of options during the current financial year. On 5 June 2007, the Board of Directors approved that the conditions described below be removed from the terms and conditions of affected options:

- 1/3 of the vested options could be exercised in the first 12 months following vesting date;
- up to a total of 2/3 could be exercised between 12 and 24 months following vesting date;
- the balance being able to be exercised (to the extent not already exercised) between 24 months and 36 months of vesting.

By removing the above terms, those options held by Donal O'Dwyer in the table above are now able to be exercised in full once vested. The share price of the securities under option as at the date of the modification was $2.20.

Michael Spooner's options, at the time of resignation from executive director, are to be held in Escrow in either shares or as options until the earlier of Mr Spooner's retirement from the Board or 31 July 2008. Mr Spooner may only exercise these options within 60 days from the expiry of the escrow period, after which time they will lapse.

The directors do not believe there is any incremental fair value granted as a result of the above modifications. The share price of the securities under option as at the date of the modification was $1.95.

Options held by key management personnel that vested and were exercised during the year:

	Number of options exercised during the year		Number of options vested during the year	
	2008	2007	2008	2007
Donal O'Dwyer	-	-	50,000	125,000
Byron McAllister	-	-	-	150,000
Michael Spooner	-	-	-	200,000
Jenni Pilcher	-	-	60,000	-
Donna Skerrett	-	-	100,000	100,000

DIRECTORS' REPORT

Value of options issued to directors and key management personnel

The following table summarises the value of options granted, exercised or lapsed during the annual reporting period to the identified directors and executives:

	Value of options granted at grant date (i)	Value of options exercised at the exercise date	Value of options lapsed at the date of lapse
	$	$	$
Kevin Hollingsworth	147,478	-	-
Jenni Pilcher	73,739	-	-
Paul Rennie	184,349	-	-
Donna Skerrett	147,478	-	-

(i) The value of options granted during the period is recognised in compensation over the vesting period of the grant, in accordance with Australian accounting standards.

Value of options yet to vest after the end of the current financial year

	Vested %	Forfeited %	Subsequent financial years in which options vest	Minimum total value of grant yet to vest $	Maximum total value of grant not yet expensed $
Donal O'Dwyer	83.3%	-	2009	-	5,983
Kevin Hollingsworth	-	-	2009/10/11	-	57,148
Jenni Pilcher	27%	-	2009/10/11	-	28,881
Paul Rennie	-	-	2009/10/11	-	71,896
Donna Skerrett	60%	-	2009/10/11	-	57,148

This report is made in accordance with a resolution of the directors.

Mr. Brian Jamieson

Chairman

28 August 2008

Melbourne

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999
Website:www.pwc.com/au

Auditor's Independence Declaration

As lead auditor for the audit of Mesoblast Limited for the year ended 30 June 2008, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Mesoblast Limited during the period.

Anton Linschoten
Partner
PricewaterhouseCoopers

Melbourne
28 August 2008

CONTENTS

INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2008

	Note	30 June 2008 $	30 June 2007 $
Revenues from continuing operations	2(a)	909,807	1,679,317
Expenses from continuing operations			
Research and development		(6,207,372)	(6,325,130)
Management and administration		(2,642,016)	(2,368,192)
Share of losses of equity accounted associates		(2,122,798)	(1,714,126)
Total expenses from continuing operations		(10,972,186)	(10,407,448)
Loss before income tax expense		(10,062,379)	(8,728,131)
Income tax (expense)/benefit	4	-	-
Loss after related income tax expense from continuing operations		(10,062,379)	(8,728,131)
Loss attributable to members of the company		(10,062,379)	(8,728,131)
Earnings/(losses) per share – from continuing operations:		cents	cents
Basic – cents per share	6	(8.81)	(8.20)
Diluted – cents per share	6	(8.81)	(8.20)

The above income statement should be read in conjunction with the accompanying notes.

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2008

	Note	Contributed equity	Accumulated Losses	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total
		$	$	$	$	$
As of 1 July 2006		20,667,608	(9,768,956)	1,066,393	-	11,965,045
Loss for the year			(8,728,131)			(8,728,131)
Total recognised income and expense for the year			**(8,728,131)**			**(8,728,131)**
Contributions of equity net of transaction costs	13	16,754,575				16,754,575
Share based payment				547,850		547,850
At 30 June 2007		**37,422,183**	**(18,497,087)**	**1,614,243**	**-**	**20,539,339**
As of 1 July 2007		37,422,183	(18,497,087)	1,614,243	-	20,539,339
Exchange differences on translation of overseas associate					796,498	796,498
Net income recognised directly in equity					796,498	796,498
Loss for the year			(10,062,379)			(10,062,379)
Total recognised income and expense for the year			**(10,062,379)**		**796,498**	**(9,265,881)**
Contributions of equity net of transaction costs	13	13,596,900				13,596,900
Share based payment				1,345,774		1,345,774
At 30 June 2008		**51,019,083**	**(28,559,466)**	**2,960,017**	**796,498**	**26,216,132**

The above statement of changes in equity should be read in conjunction with the accompanying notes.

BALANCE SHEET
AS AT 30 JUNE 2008

	Note	30 June 2008 $	30 June 2007 $
CURRENT ASSETS			
Cash and cash equivalents	7	14,094,219	12,055,040
Trade and other receivables	8	123,900	509,907
Prepayments		85,533	28,735
TOTAL CURRENT ASSETS		14,303,652	12,593,682
NON-CURRENT ASSETS			
Property, plant and equipment	9	197,997	158,235
Investments accounted for using the equity method	10	12,761,247	7,668,095
Intangible assets	11	526,006	818,226
TOTAL NON-CURRENT ASSETS		13,485,250	8,644,556
TOTAL ASSETS		27,788,902	21,238,238
CURRENT LIABILITIES			
Trade and other payables	12	1,572,770	698,899
TOTAL CURRENT LIABILITIES		1,572,770	698,899
TOTAL LIABILITIES		1,572,770	698,899
NET ASSETS		26,216,132	20,539,339
EQUITY			
Issued capital	13	51,019,083	37,422,183
Reserves	14	3,756,515	1,614,243
Accumulated losses		(28,559,466)	(18,497,087)
TOTAL EQUITY		26,216,132	20,539,339

The above balance sheet should be read in conjunction with the accompanying notes.

CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 JUNE 2008

	Note	30 June 2008 $	30 June 2007 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Payments to suppliers and employees		(6,326,130)	(9,757,907)
Government grants and other income received		123,541	655,773
Interest and other costs of financing paid		-	(542)
Net cash used in operating activities	15 (b)	(6,202,589)	(9,102,676)
CASH FLOWS FROM INVESTING ACTIVITIES			
Interest received		841,725	939,557
Investment in fixed assets		(100,956)	(146,665)
Investment in patents & licenses		-	(35,187)
Investment in equity accounted associate		(6,419,452)	(3,880,548)
Loan repaid/(advanced) to associate company		330,645	(258,660)
Net cash used in investing activities		(5,348,038)	(3,381,503)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares		14,134,500	17,559,666
Payments for share issue costs		(537,600)	(805,091)
Net cash provided by financing activities		13,596,900	16,754,575
Net increase in cash and cash equivalents		2,046,273	4,270,396
Cash and cash equivalents at beginning of year		12,055,040	7,854,843
FX losses on the translation of foreign bank accounts		(7,094)	(70,199)
Cash and cash equivalents at end of year	15 (a)	14,094,219	12,055,040

The above cash flow statement should be read in conjunction with the accompanying notes.

INTRODUCTION

The financial report covers Mesoblast Limited ("Mesoblast"), a company limited by shares whose shares are publicly traded on the Australian stock exchange. Mesoblast is incorporated and domiciled in Australia and has its registered office and principal place of business as follows:

Registered office	Principal place of business
Level 2	Level 39
517 Flinders Lane	55 Collins Street
Melbourne	Melbourne

The principal activity of the economic entity during the financial year was the commercialisation of unique intellectual property associated with the isolation, culture and scale-up of adult stem cells referred to as Mesenchymal Precursor Cells ("MPC").

1. SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Accounting Standards and Urgent Issue Group Interpretations, and complies with other requirements of the law. Accounting Standards include Australian equivalents to International Financial reporting Standards ("A-IFRS"). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ('IFRS').

The financial statements were authorised for issue by the Board of Directors of Mesoblast on the date shown on the Directors' Declaration attached to the Financial Statements.

Basis of preparation

The financial report has been prepared on the basis of historical cost, except for the revaluation of certain non-current assets and financial instruments. Cost is based on the fair values of the consideration given in exchange for assets. All amounts are presented in Australian dollars unless otherwise noted.

The accounting policies have been consistently applied and, except where there is a change in accounting policy, are consistent with those of the previous year.

Going concern

For the year ended 30 June 2008, the company incurred an operating loss of $10,062,379 (2007 loss: $8,728,000) as it continued to further its investment in research initiatives. As at year end, the company's net assets stood at $26,216,132 (2007: $20,539,000), with available cash of $14,094,219 (2007:$12,055,040).

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

During the financial year ending 30 June 2009, the company will work to further advance both the development of its core technologies, and if possible, the commercialisation of those technologies. Based on the forecast cash flows approved by the Board of Directors for the period ending 31 August 2009, which excludes any cash that may be raised through further allotment of capital or through collaboration arrangements with third parties, the Directors believe that sufficient cash will be available to fund the company's operations over the 12 month period subsequent to the date of signing the financial statements.

Accordingly the financial statements have been prepared on a going concern basis. The financial statements do not include any adjustments to the carrying values or classification of assets or liabilities that would be necessary in the event that the company, were unable to continue as a going concern.

Early adoption of standards
The company has decided to adopt AASB 8 *Operating Segments* for the current reporting period. AASB 8 replaces AASB 114 *Segment Reporting*. The new standard requires a "management approach", which aligns the disclosure to that used internally for management reporting.

Critical accounting judgements and key assumptions

In the application of the Company's accounting policies, which are described below, management is required to make judgements, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstance, the results of which form the basis of making the judgements. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

There have been no significant judgements made in applying accounting policies that the Directors consider would have a significant effect on the amounts recognised in the financial statements.

There have been no key assumptions made concerning the future, and there are no other key sources of estimation uncertainty at the balance date, that the Directors consider have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a) Cash and cash equivalents

Cash comprises cash on hand and demand deposits. Cash equivalents are short-term deposits with an insignificant risk of change in value.

Bank overdrafts are shown within borrowing in current liabilities in the balance sheet. For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Contributed equity

Ordinary shares are classified as equity.

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

(c) Earnings per share

Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share
Diluted earning per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(d) Employee benefits

A liability is recognised for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave.

Liabilities recognised in respect of employee benefits which are expected to be settled within 12 months, are measured at their nominal values using the remuneration rates expected to apply at the time of settlement.

Liabilities recognised in respect of employee benefits which are not expected to be settled within 12 months, are measured as the present value of the estimated future cash outflows to be made by the Company in respect of services provided by employees up to reporting date.

(e) Foreign currency

Foreign currency transactions are translated to Australian currency, which is the Company's functional currency, at the rates of exchange ruling at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions are recognised in the income statement, except when they are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at balance date. Foreign exchange gains and losses resulting from the translation of monetary assets and liabilities at year end exchange rates are recognised in the income statement.

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

Exchange differences arising from the translation of any investment in foreign entities are taken to the foreign currency translation reserve in shareholders equity. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, a proportionate share of such exchange differences are recognised in the income statement, as part of the gain or loss on sale where applicable.

(f) Goods and services tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Balance Sheet.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority, are classified as operating cash flows.

(g) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them on a systematic basis with the costs that they are intended to compensate.

Government grants whose primary condition is for the Company to purchase property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

(h) Impairment of assets

At each reporting date, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. Intangible assets with indefinite useful lives and intangibles assets not yet available for use are tested for impairment annually and whenever there is an indication that the asset may be impaired.

An impairment loss would be recognised if the amount by which the assets carrying amount exceeds its recoverable amount. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment of goodwill is not subsequently reversed.

(i) Intangible assets

Patents and Licences
Patents and licences have a finite useful life and are carried at cost less accumulated amortisation and impairment. Amortisation is calculated using the straight-line method to allocate the cost of the asset over its remaining useful life, which equates to the remaining life of the underlying patent.

(j) Income taxes

Income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the applicable income tax rate for Australia, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the financial statements. Deferred income tax is not provided if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates and laws that have been enacted by the reporting date and are expected to apply when the related deferred income tax assets is realised or the deferred liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probably that future taxable amounts will be available to utilise those temporary differences and losses. Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

(k) Investments accounted for using the equity method

Associates are all entities over which the Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. The financial statements of the associate are used by the Company to apply the equity method. The reporting dates of the associate and the Company are identical and both use consistent accounting policies.

The investment in the associate is carried in the balance sheet at cost plus post-acquisition changes in the Company's share of net assets of the associate, less any impairment in value. The income statement reflects the Company's share of the results of operations of the associate.

Where there has been a change recognised directly in the associate's equity, the Company recognised its share of any change and disclosed this, when applicable, in the statement of changes in equity.

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

The carrying amount of an investment accounted for using the equity method is assessed annually to determine whether there is any indication that the asset may be impaired. Where an indicator of impairment exists, the Company makes a formal estimate of the recoverable amount. Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

(l) Property, plant and equipment

Plant and equipment are stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item.

Property, plant and equipment, other than freehold land, are depreciated over their estimated useful lives using the straight line method. The expected useful lives are between two and nine years, with the majority being depreciated over four years.

Gains and losses on disposal of plant and equipment are taken into account in determining the profit for the year.

Impairment
The carrying values of plant and equipment are reviewed for impairment at each reporting date with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired. Impairment exists when the carrying value of an asset or cash-generating units exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount. Impairment losses are recognised in the income statement.

(m) Provisions

Provisions are recognised when the Company has a present obligation (legal and constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

(n) Research and development costs

Research and development expenditure is expensed as incurred except to the extent that its future recoverability can reasonably be regarded as assured, in which case it is deferred and amortised on a straight line basis over the period in which the related benefits are expected to be realised.

The carrying value of development cost is reviewed for impairment annually when the asset is not yet in use or when an indicator of impairment arises during the reporting year indicating that the carrying value may not be recoverable.

(o) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. The Company recognises revenue when the amount of revenue can be reliably measured, it is probably that future economic benefits will flow to the entity and specific criteria have been met for each of the Company's activities.

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

Interest revenue

Interest revenue is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

(p) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Senior Management Executive Group and the Board of Directors. The Senior Management Executive Group has been identified as the group that makes strategic decisions of the Company.

(q) Share-based payments

Equity-settled share-based payments with employees and others providing similar services are measured at the fair value of the equity instrument at the grant date. Fair value is measured by use of the Black-Scholes model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. Further details on how the fair value of equity-settled share-based transactions has been determined can be found in note 18.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company's estimate of shares that will eventually vest.

The above policy is applied to all equity-settled share-based payments that were granted since the date of incorporation and that vested after 1 January 2005. No amount has been recognised in the financial statements in respect of the other equity-settled share-based payments.

(r) Trade and other receivables

Trade receivables and other receivables represent the principal amounts due at balance date less, where applicable, any provision for doubtful debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable and there is objective evidence of impairment. Debts which are known to be uncollectible are written off in the income statement. All trade receivables and other receivables are recognised at the value of the amounts receivable, as they are due for settlement within 60 days and therefore do not require re-measurement.

(s) Trade and other payables

Payables represent the principal amounts outstanding at balance date plus, where applicable, any accrued interest. Liabilities for payables and other amounts are carried at cost which approximates fair value of the consideration to be paid in the future for goods and services received, whether or not billed. The amounts are unsecured and are usually paid within 30 days of recognition.

(t) Changes in accounting policies

There have been no significant changes in accounting policy during the reporting period, other than the early adoption of AASB 8 Operating Segments.

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

(u) Comparative figures

Comparatives have been reclassified where necessary so as to be consistent with the figures presented in the current year.

(v) New and revised accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2008 reporting periods. The company's assessment of the impact of these new standards and interpretations is set out below:

(i) *AASB 8 Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8*
AASB 8 is effective for annual reporting periods commencing on or after 1 January 2009. This standard allows for a "management" style of disclosure of operating segments. The company has decided to adopt this standard for the current reporting period on the basis that it more accurately discloses the financial information pertaining to the segments of the company.

(ii) *Revised AASB 123 Borrowing Costs and AASB 2007-6 Amendments to Australian Accounting Standards arising from AASB 123*
Revised AASB 123 is effective for annual reporting periods commencing on or after 1 January 2009. The company has not adopted this standard for the current reporting period as it has no borrowing costs.

(iii) *Revised AASB 101 Presentation of Financial Statements and AASB 2007-8 Amendments to Australian Accounting Standards arising from AASB 101*
Revised AASB 101 is effective for annual reporting periods commencing on or after 1 January 2009. It requires the presentation of a statement of comprehensive income and makes changes to the statement of equity. The company has decided not to adopt this standard on the basis that the changes are of a disclosure nature only and do not impact what is recognised in the financial statements.

(iv) *AASB-I 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their interaction*
AASB-I 14 is effective for annual reporting periods commencing on or after 1 January 2008. This standard does not impact the financial statements of the company and therefore has not been adopted.

(v) *AASB 2008-1 Amendments to Australian Accounting Standard - Share-based Payments: Vesting Conditions and Cancellations*
AASB 2008-1 was issued in February 2008 and will become applicable for annual reporting periods beginning on or after 1 January 2009. The revised standard clarifies that vesting conditions are service conditions and performance conditions only and that other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The company will apply the revised standard from 1 July 2009, however it is not expected to affect the accounting for the company's share-based payments.

	30 June 2008 $	30 June 2007 $
2. REVENUE AND EXPENSES FROM CONTINUING OPERATIONS		
(a) Revenue from continuing operations		
Commercial Ready government grant*	-	719,698
Interest revenue	909,807	939,557
Other	-	20,062
	909,807	1,679,317

*Further details of the grant are contained in note 17(a) to the financial statements.

	30 June 2008 $	30 June 2007 $
(b) Expenses		
Employee benefits		
Salaries and employee benefits	1,530,719	1,198,932
Defined contribution superannuation expenses	110,662	99,207
Share based payments	425,435	259,182
	2,066,816	1,557,321
Depreciation and amortisation of non-current assets		
Plant and equipment depreciation	62,721	26,335
Intellectual property amortisation	94,038	36,185
	156,759	62,520
Other		
Research & Development - external	3,075,548	3,675,794
Intellectual property costs (excluding amortisation)	396,762	104,810
Share based payments – consultants	920,339	288,668
Finance costs	-	542
FX losses	10,032	38,274
Write-off of intangible assets	198,182	-

3. SEGMENT INFORMATION

(a) Description of segments

Management has determined the operating segments presented here are those that are internally reported on a regular basis to the board of directors, who are ultimately responsible for the allocation of resources to those segments and for making strategic decisions for the company.

Two reportable operating segments have been identified, the orthopaedic segment and the cardiovascular segment, both having two distinct markets for which the MPC platform technology is currently being developed. The orthopaedic segment operates in Australia, and the cardiovascular segment operates in the United States of America through our investment in Angioblast systems, Inc.

(b) Segment information	Orthopaedic	Cardiovascular	Total
	$	$	$
2008			
Revenue from external customers	-	-	-
Total segment revenue	-	-	-
Net loss after tax	5,287,033	2,122,798	7,409,831
Expenses from continuing operations include the following items:			
Research and development	5,192,995	-	5,192,995
Equity accounted losses	-	2,122,798	2,122,798
Amortisation of intellectual property purchased	94,038	-	94,038
Total segment assets	549,519	12,761,247	13,310,766
Total segment assets include:			
Carrying value of investments accounted for using the equity method	-	12,761,247	-
Total segment liabilities	1,194,186	-	1,194,186
2007			
Revenue from external customers	-	-	-
Revenue from government grants	719,698	-	719,698
Total segment revenue	719,698	-	719,698
Net loss after tax	5,352,949	1,714,126	7,067,075
Expenses from continuing operations include the following items:			
Research and development	6,036,462	-	6,036,462
Equity accounted losses	-	1,714,126	1,714,126
Amortisation of intellectual property purchased	36,185	-	36,185
Total segment assets	954,824	7,668,095	8,622,919
Total segment assets include:			
Carrying value of investments accounted for using the equity method	-	7,668,095	7,668,095
Total segment liabilities	206,186	-	206,186

(c) Segment reconciliations

The following table reconciles each of the segment totals to the totals reported for the company in the income statement and balance sheet. These reconciling items are not considered by the company to be an operating segment as defined in AASB 8 *Operating Segments* (which has been early adopted in this current financial year) and therefore are not disclosed as such. They are administrative in nature and relate largely to the running of the Mesoblast head office.

	30 June 2008 $	30 June 2007 $
Total segment revenue	-	**719,698**
Interest revenue	909,807	939,557
Other revenue	-	20,062
Total revenue from continuing operations	909,807	1,679,317
Total segment net loss	**(7,409,831)**	**(7,067,075)**
Interest revenue	909,807	939,557
Administration expenses	(2,206,550)	(2,019,895)
Other expenses	(10,032)	(32,868)
Share-based payments	(1,345,774)	(547,850)
Total net loss after tax	(10,062,380)	(8,728,131)
Total segment assets	**13,310,766**	**8,622,919**
Property, plant and equipment	197,997	158,235
Interest receivable	68,081	-
GST receivable	39,195	26,215
Prepayments	62,021	15,681
Receivable from associate	16,623	360,148
Cash	14,094,219	12,055,040
Total assets	27,788,902	21,238,238
Total segment liabilities	**1,194,186**	**206,186**
Trade payables and accruals - administration	293,317	267,725
Employee entitlements - administration	22,523	199,763
Payable to Angioblast	62,744	25,225
Total liabilities	1,572,770	698,899

4. INCOME TAX EXPENSE

	30 June 2008 $	30 June 2007 $
(a) Reconciliation of income tax to prima facie tax payable		
Loss from continuing operations before income tax	10,062,380	8,728,131
Prima facie tax benefit on operating loss before income tax at 30%	3,018,714	2,618,439
Tax effect of amounts which are not deductible/(taxable) in calculating taxable income:		
Share based payments expense	403,732	164,355
Equity accounting loss	636,839	514,238
Tax benefit not recognised	(1,978,142)	(1,929,846)
Income tax expense attributable to loss before income tax	-	-

	30 June 2008 $	30 June 2007 $
(b) Income tax losses		
Tax losses for which no deferred tax has been booked*	19,123,222	11,859,453
Deferred tax asset at 30% not booked	5,736,967	3,557,836

*Tax losses carried forward has not been brought to account at 30 June 2008 because the directors do not consider it probable, at this stage of the company's program, that sufficient taxable amounts will become available which deductible temporary differences and unused tax losses can be applied to. Realisation of the benefit of tax losses would also be subject to the Company satisfying the conditions for deductibility imposed by tax legislation. The Company has made no assessment as to satisfaction of these conditions at 30 June 2008.

5. REMUNERATION OF AUDITORS

(a) Assurance services

Audit services

	30 June 2008 $	30 June 2007 $
Audit and review of financial reports and other audit work under the *Corporations Act 2001*		
o PKF Australian Firm	-	68,980
o PricewaterhouseCoopers (PWC)	87,500	-
	87,500	68,980

There has been no remuneration for other assurance services, non-audit services or taxation services in the current or prior year.

6. EARNINGS PER SHARE

	30 June 2008	30 June 2007
Net loss used in calculating basic earnings per share:	10,062,379	8,728,131
Net loss used in calculating diluted earnings per share:	10,062,379	8,728,131
	No. of shares	**No. of shares**
Weighted average number of ordinary shares used in calculating basic earnings per share	114,209,029	106,445,430
Dilutive potential ordinary shares	-	-
Weighted average number of ordinary shares and potential ordinary shares used in calculating diluted earnings per share	114,209,029	106,445,430

	30 June 2008 $	30 June 2007 $
7. CASH AND CASH EQUIVALENTS		
Cash at bank	753,606	302,986
Deposit at call	4,231,882	5,935,957
Term deposits	9,108,731	5,816,097
	14,094,219	12,055,040

	30 June 2008 $	30 June 2007 $
8. TRADE AND OTHER RECEIVABLES		
Current		
Government grant receivable	-	123,541
Interest receivable	68,082	-
Goods and services tax recoverable	39,195	26,218
Loan to Angioblast Systems, Inc. (associate)	16,623	360,148
	123,900	509,907

All trade and other receivable balances are within their due dates and none are considered to be impaired at both 30 June 2008 and 30 June 2007. See note 21 for the impact of credit risk on the Company.

	30 June 2008 $	30 June 2007 $
9. PROPERTY, PLANT AND EQUIPMENT		
Plant and equipment		
Cost		
Balance at the beginning of year	197,319	50,654
Additions	102,483	146,665
Balance at the end of year	299,802	197,319
Accumulated depreciation		
Balance at the beginning of year	(39,084)	(12,749)
Depreciation expense	(62,721)	(26,335)
Balance at the end of year	(101,805)	(39,084)
Net book value at the end of the year	197,997	158,235

10. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Entity	Country of Incorporation	Principal Activity
Angioblast Systems, Inc.	USA	Adult stem cell research and development for cardiovascular indications

(a) Carrying amount	Ownership Interest 30 June 2008 %	30 June 2007 %	30 June 2008 $	30 June 2007 $
Angioblast Systems, Inc.	39.1	34.6	12,761,247	7,668,095

(b) Movement in carrying amount		
Carrying amount at the beginning of year	7,668,095	7,501,673
Additional investment	6,419,452	1,880,548
Share of losses	(2,122,798)	(1,714,126)
Exchange difference on translation	796,498	-
Carrying amount at the end of year	12,761,247	7,668,095

The following information has been extracted from the audited report of Angioblast Systems, Inc. and translated at the exchange rate prevailing at year end:

Summaries financial information of associates:

Financial position		
Total assets	6,244,935	935,631
Total liabilities	(6,089,556)	(1,425,873)
Net assets/(liabilities)	155,379	(490,242)
Company's share of net assets/(liabilities)	60,753	(169,816)
Financial performance		
Income	873,380	67,035
Expenses	6,153,802	4,772,141
Company's share of associates' loss		
Share of associates' loss before tax	(2,122,798)	(1,709,332)
Share of associates' income tax expense	-	(4,794)
Share of associates' loss	(2,122,798)	(1,714,126)

The Directors have followed the guidance of AASB136 in determining whether an investment is impaired. The Directors have made an assessment of the value of this investment in the accounts, reviewing the results to date against the original milestones and work plans and having considered current market conditions and are comfortable to continue to carry it at equity accounted cost. The value of the investment is dependent on its research and development and subsequent commercialization. The Directors are of the view that the investment in Angioblast Systems, Inc. is not impaired at balance date.

The contingent liabilities of the associate are disclosed in Note 17(c).

	30 June 2008 $	30 June 2007 $
11. INTANGIBLE ASSETS		
Patents and licences		
Gross carrying amount		
Balance at the beginning of year	904,226	855,439
Additions	-	48,787
Patent costs written off (i)	(214,226)	-
Carrying amount at the end of year	690,000	904,226
Accumulated amortisation		
Balance at the beginning of year	(86,000)	(49,815)
Amortisation expense (i)	(94,038)	(36,185)
Patent costs written off (i)	16,044	-
Carrying amount at the end of year	(163,994)	(86,000)
Net book value	526,006	818,226

(i) Intellectual property expenses are included in research and development in the income statement.

	30 June 2008 $	30 June 2007 $
12. TRADE AND OTHER PAYABLES		
Current		
Trade payables	1,428,780	458,371
Employee benefits	81,216	215,303
Payable to Angioblast Systems, Inc.*	62,774	25,225
	1,572,770	698,899

*associate and related party of the company

13. ISSUED CAPITAL

Ordinary shares participate in dividends and the proceeds on winding up of the company in equal proportion to the number of shares held.

At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

	30 June 2008 No.	30 June 2008 $	30 June 2007 No.	30 June 2007 $
(a) Movements in issued capital during the year				
Fully paid ordinary shares				
Balance at beginning of financial year	107,716,133	37,422,183	93,510,000	20,667,608
Shares issued at $1.25 07 July 2007			13,882,800	17,353,500
Shares issued at $1.28 14 December 2007	10,500,000	13,440,000		
Transaction costs arising on issue of shares		(537,600)		(805,091)
Issue of shares under employee share option plan (note 18)	1,040,000	694,500	323,333	206,166
Balance at end of financial year	119,256,133	51,019,083	107,716,133	37,422,183
(b) Share options over ordinary shares				
Balance at end of financial year	9,316,667		7,956,667	
Amounts unvested at end of financial year	2,680,000		1,180,000	

Share options granted under the employee share option plan carry no rights to dividends and no voting rights. Further details of the employee share option plan are contained in note 18 to the financial statements.

14. RESERVES

	30 June 2008 $	30 June 2007 $
(a) Reconciliation of reserves		
Share based payments reserve	2,960,017	1,614,243
Foreign currency translation reserve	796,498	-
	3,756,515	1,614,243

(b) Nature and purpose of reserves

Share based payment reserve
The share based payments reserve is used to recognise the fair value of options issued and vested but not exercised.

Foreign currency translation reserve
Exchange differences arising on translation of the equity accounted investment are taken to the foreign currency translation reserve.

15. CASH FLOW INFORMATION

	30 June 2008 $	30 June 2007 $
(a) Reconciliation of cash and cash equivalents		
Cash at bank	753,606	302,986
Deposit at call	4,231,882	5,935,957
Term deposits	9,108,731	5,816,097
	14,094,219	12,055,040
(b) Reconciliation of net cash flows used in Operations with loss after income tax		
Loss from ordinary activities	(10,062,379)	(8,728,131)
Add/(Deduct) Profit and Loss items as follows:		
Depreciation and amortisation	156,759	62,520
Intellectual property disposal costs	198,182	-
Interest received	(909,807)	(939,557)
Foreign Exchange Losses	7,094	50,503
Equity settled share based payment	1,345,774	547,850
Equity accounted losses (Angioblast)	2,122,798	1,714,126
Change in operating assets & liabilities:		
(Increase)/decrease in trade and other receivables	53,766	(19,040)
Increase/(decrease) in trade creditors and accruals	885,224	(1,790,947)
Cash flows used in operations	(6,202,589)	(9,102,676)

16. COMMITMENTS FOR EXPENDITURE

(a) Capital commitments

Not longer than 1 year	-	21,000

(b) Further investment in associate*

Not longer than 1 year	200,000	5,280,000
Longer than 1 year and not longer than 5 years	-	1,139,452
	200,000	6,419,452

*At an Extraordinary General Meeting held on 23 November 2006, the shareholders of the Company passed the following resolution:

- that pursuant to ASX Listing Rule 10.1 Chapter 2E of the Corporations Act 2001 and for all other purposes, approval is granted for the Company to invest up to $8.5m in additional funds to subscribe for up to 425,000 further preference shares (designated "Series B Preferred") in Angioblast Systems, Inc.

The structure of the payments to be invested under the Series B agreement is as follows:

(a) an initial outlay of $1m in exchange for 50,000 preference shares ;
(b) five equal quarterly instalments of $360,000 (totalling $1.8m) in exchange for a total of 90,000 preference shares;
(c) $5.5m invested in Angioblast following Angioblast's satisfactory demonstration of strict adherence to the pre-approved Joint Expenditure Program for completion of a phase II clinical trial, in exchange for a total of 275,000 preference shares;
(d) Mesoblast has committed to incurring project costs of $200,000 for the purpose of continuing development of the common platform adult stem cell technology in exchange for 10,000 preference shares.

As at 30 June 2008 the company has forwarded funds relating to (a) to (c) above. Funds for step (d) will be invested in the financial year ended 30 June 2009.

As at 30 June 2007, payments (a) and (b) had been made, and $160,548 of (c).

(c) Company's share of associates expenditure commitments

Angioblast have report no expenditure commitments for the year ended 30 June 2008 (2007: nil).

17. CONTINGENT ASSETS AND LIABILITIES

(a) Contingent assets

A government grant was awarded to the company under the Commercial Ready Program for reimbursement of 50% of eligible expenditure incurred under the Allogeneic Stem Cell Based Therapy for Cartilage Regeneration project. The maximum amount payable under the grant is $2,760,041 for the period 10 October 2005 through to 30 September 2008. The total amount received as at 30 June 2008 is $2,573,746. The remaining amount of $186,294 will become due to the company upon completion of the cartilage program, provided the terms of the Commercial Ready government grant are met. The Commercial Ready Program was abolished in the last Federal Budget, however this will not impact any outstanding payments due to the company under the current grant as at 30 June 2008.

(b) Contingent liabilities

Mesoblast will be required to make a milestone payment to Medvet of US$250,000 on completion of Phase III (human) clinical trials and US$350,000 on FDA marketing approval. Mesoblast will pay Medvet a commercial arm's length royalty based on net sales by Mesoblast of licensed products each quarter.

The company has no pending litigation as at the end of the financial year.

(c) Contingent liabilities of Angioblast in relation to Medvet

The contingent liabilities described below represent 100 per cent of the contingent obligations of Angioblast. By way of its equity interest, Mesoblast currently has a 39.1% interest in these contingent liabilities. Mesoblast is not liable for these contingent liabilities.

Angioblast has agreed to pay consideration for certain intellectual property assets assigned to it by Medvet on the basis of future milestones being reached. These milestones will not be reached as part of the current development program which envisages funding through to IND approvals. They represent payments on successful completion of subsequent clinical milestones. If all milestones were to be reached these payments total US$1,500,000. In addition royalties at 2.5% of net sales with stipulated minimum annual royalties scaling up from US$100,000 to US$500,000 over 5 years exist.

18. SHARE-BASED PAYMENTS

The Company has adopted an Executive Share Option Plan to foster an ownership culture within the Company and to motivate directors, senior management and consultants to achieve performance targets of the Company and/or their respective business units. Selected directors, employees and consultants of the Company may be eligible to participate in the Plan at the absolute discretion of the Company's board of directors. Except as outlined in the remuneration report no options or shares will be issued under this Plan to any directors without the prior approval of the Mesoblast shareholders.

The aggregate number of options which may be issued pursuant to the Plan and all other share purchase plans shall not at any time exceed 5% of the total number of issued shares of the Company. All grants of options are subject to the following general terms and conditions:

- option grants require approval from the board of directors;
- options are granted under the plan for no consideration;
- each share option converts into one ordinary share of Mesoblast Limited;
- options carry neither rights to dividends nor voting rights.

Per the company's current policy, options are issued in three equal tranches, each tranche having an expiry date of five years following grant date. The first tranche typically vests 12 months after grant date, the second tranche 24 months after grant date, and the third tranche 36 months after grant date.

The exercise price is the greater of $0.20 and:

- in relation to an option on or before the date of the official quotation of the Company's shares, an amount per share that is 20% higher than the offer price of $0.50; and
- in relation to an option granted after the official quotation of the company's shares, the volume weighted market price of a share sold on the ASX on the 5 trading days immediately before the grant date plus a premium determined by the Board; and
- any other amount that is specified by the Board.

(a) Existing share-based payment arrangements

(i) The following share-based payment arrangements were in existence during the current and comparative reporting periods:

Series	Grant date	Granted No.	Exercised No.	Lapsed No.	Balance No.	Vesting date	Expiry date	Exercise price $	Fair value $
1(a)(i)	29/09/04	2,160,000	(200,000)	-	1,960,000	29/09/05	29/09/09	0.55	0.290
1(a)(ii)	29/09/04	2,160,000	-	-	2,160,000	16/12/05	16/12/09	0.55	0.290
1(b)	26/10/04	400,000	(400,000)	-	-	16/12/04	30/12/07	0.55	0.290
2(a)	16/12/04	550,000	-	-	550,000	16/12/05	16/12/08	0.60	0.290
2(b)	16/12/04	75,000	-	-	75,000	16/12/06	16/12/08	0.60	0.290
2(b)	16/12/04	75,000	-	-	75,000	01/05/07	16/12/08	0.60	0.290
2(c)	16/12/04	80,000	(80,000)	-	-	06/09/06	06/09/07	0.60	0.171
2(c)	16/12/04	80,000	(80,000)	-	-	16/12/06	16/12/07	0.60	0.229
2(c)	16/12/04	80,000	-	-	80,000	04/07/08	04/07/09	0.60	0.251
3	25/08/05	350,000	-	-	350,000	31/12/05	31/12/08	0.65	0.19
3	25/08/05	350,000	-	-	350,000	30/06/06	30/06/09	0.65	0.21
4(a)	23/02/06	150,000	(116,000)	-	34,000	31/03/06	31/03/09	0.65	0.96
4(a)	23/02/06	150,000	(84,000)	-	66,000	01/05/07	01/05/10	0.65	0.96
4(b)	23/02/06	150,000	(150,000)	-	-	30/06/06	30/06/09	0.65	0.89
4(b)	23/02/06	150,000	(150,000)	-	-	30/06/07	30/06/10	1.20	0.65
4(b)	23/02/06	150,000	-	-	150,000	30/06/08	30/06/11	1.20	0.75
4(b)	23/02/06	200,000	(33,333)	-	166,667	30/06/06	30/06/09	0.65	0.89
4(b)	23/02/06	200,000	-	-	200,000	30/06/07	30/06/10	1.20	0.65
4(b)	23/02/06	200,000	-	-	200,000	30/06/08	30/06/11	1.20	0.75
4(c)	23/02/06	90,000	(70,000)	-	20,000	23/02/06	23/02/09	0.65	0.92
5	23/11/06	50,000	-	-	50,000	23/11/06	23/11/09	0.65	0.589
5	23/11/06	50,000	-	-	50,000	23/11/07	23/11/09	0.65	0.678
5	23/11/06	50,000	-	-	50,000	23/11/08	23/11/09	0.65	0.718
6(a)	17/03/06	50,000	-	(50,000)	-	17/03/07	17/03/08	2.02	0.554
6(a)	17/03/06	50,000	-	-	50,000	17/03/08	17/03/09	2.02	0.702
6(b)	17/05/06	10,000	-	(10,000)	-	17/05/07	17/05/08	1.52	0.404
6(b)	17/05/06	10,000	-	-	10,000	17/05/08	17/05/09	1.52	0.521
6(c)	06/06/06	10,000	-	(10,000)	-	06/12/06	06/12/07	1.75	0.303
6(c)	06/06/06	10,000	-	(10,000)	-	06/06/07	06/06/08	1.75	0.380
6(d)	01/01/07	15,000	-	-	15,000	01/07/07	01/07/08	1.96	0.512
6(d)	01/01/07	15,000	-	-	15,000	01/01/08	01/01/09	1.96	0.601
6(d)	01/01/07	30,000	-	-	30,000	01/01/08	01/01/09	1.96	0.601
6(d)	01/01/07	30,000	-	-	30,000	01/01/09	01/01/09	1.96	0.749
6(d)	01/01/07	40,000	-	-	40,000	01/01/10	01/01/09	1.96	0.873
6(d)	01/01/07	30,000	-	-	30,000	01/08/07	01/08/08	1.96	0.512
6(d)	01/01/07	30,000	-	-	30,000	01/02/08	01/02/09	1.96	0.601
7	27/07/07	2,480,000	-	-	2,480,000	01/07/09	30/06/12	2.13	0.74
		10,760,000	(1,363,333)	(80,000)	9,316,667				

The share options outstanding at the end of the financial year have a weighted average remaining contractual life of 714 days (2007: 762 days) and a range of exercises prices from 55c to $2.13. A further 2,736,000 share options were issued subsequent to the end of the financial year in accordance with the provisions of the executive share option plan.

(a) Existing share-based payment arrangements (continued)

(ii) General terms and conditions attached to each series are as follows:

1. At the time of the IPO the Company provided initial seed investors and the underwriter with share options as follows:
   (a) Seed investors, who subscribed for 4,320,000 fully paid preference shares, were provided with 4,320,000 options to acquire ordinary shares at an exercise price of $0.55. These options expire on the fourth anniversary of the expiry of two relevant imposed escrow periods being:
      (i) 50% of each holder's options are subject to an escrow period expiring on 29 September 2005, therefore these options expire on 29 September 2009
      (ii) 50% of each holder's options are subject to an escrow period which expired on 16 December 2005, therefore these options expire on 16 December 2009.
   (b) Lodge Partners Pty Limited (or nominee), as underwriter to the Offer received in aggregate 400,000 options to acquire 400,000 ordinary shares on the terms set out in 9.5(a) of the prospectus. These options have since been transferred to Thorney Holdings Pty Ltd and were exercised during the current financial year.
2. These options were granted as follows:
   (a) Two equal tranches, the first tranche vesting 12 months after listing date, the second 24 months after listing. Both tranches expire on the fourth anniversary of the listing date.
   (b) Two equal tranches, each expiring on the third anniversary of the Company being listed on the ASX. Vesting occurs upon reaching the following milestones:
      - The Company obtaining IND approval from the US Food and Drug Administration (FDA) for initiating multi-centre orthopaedic clinical trials within a period of two years after the options were granted, which was the date of listing on the ASX (16 December 2004). This milestone was reached on 16 December 2006, consequently the options vested on this date.
      - Angioblast Systems, Inc. (associate) must achieve IND approval from the US FDA for initiating multi-centre cardiovascular clinical trials within a period of three years after the options were granted. This milestone was reached on 1 May 2007 consequently the options vested on this date.
   (c) Three equal tranches, each expiring 12 months after vesting. Vesting occurs upon reaching the following milestones:
      - On achieving Standard Operating Procedure (SOP) for the manufacture of cells. This milestone was reached on 6 September 2006, consequently the options vested on this date.
      - On approval of Mesoblast's FDA Investigative New Drug (IND) approval. Approval was obtained on 16 December 2006, therefore the options vested on this date.
      - On completing human pre-regulatory trials for a Mesoblast Orthopaedic Application of the licensed technology. The last patient for this trial had their final follow up visit on 4 July 2008, so the options will vest on this date.
3. Options granted were approved by shareholders at the Annual General Meeting held 15 November 2005. The options were issued in two equal tranches, each having a three year life. There are no performance conditions attached to these options.
4. Options granted are subject to the following conditions:
   (a) Two equal tranches, each expiring 36 months after vesting. Vesting occurs upon reaching the following milestones:
      - The first patient is treated with Human Autologous Mesenchymal Prescursor Cells (MPC's). The milestone was reached on 31 March 2006 and these options vested accordingly.
      - Angioblast Systems, Inc. (associate) receives Investigational New Drug Approval from the US FDA. This was received on 1 May 2007 and these options vested accordingly.

(a) Existing share-based payment arrangements (continued)

(b) Three equal tranches, each expiring 36 months after vesting. The vesting dates for tranches 1, 2 and 3 are 30 June 2007, 30 June 2008 and 30 June 2008 respectively, and the exercise prices are $0.65, $1.20 and $1.20 respectively. There are no performance conditions attached to these options.

(c) One tranche only, with a vesting date equal to grant date, and an exercise period of 36 months. There are no performance conditions attached to these options.

5. Options granted were approved by shareholders at the Annual General Meeting held 23 November 2006. Options were issued in three equal tranches, each having a three year life. The first tranche vests 12 months after grant date, the second tranche 24 months after grant date, and the third tranche 36 months are grant date. All tranches expire 36 months after grant date. There are no performance conditions attached to these options.
6. Options granted were approved by the Remuneration Committee on 14 February 2007. Options granted were in two equal tranches, the first tranche exercisable in twelve months following grant date, and the second exercisable in 18 months following grant date. Grant dates are equal to commencement of employment/contract and the options have exercise periods of 12 months. There are no performance conditions attached to these options.
7. Options granted were approved by the Remuneration Committee on 27 July 2007. The options were granted in three equal tranches vesting on 1 July 2008, 1 July 2009 and 1 July 2010 respectively. All tranches expire on 30 June 2012.

(iii) Modifications to terms and conditions

There have been no modification to terms and conditions in the current financial year.

During the prior financial year, the Board of Directors approved that certain conditions in series 3 and 4 options be removed. The conditions removed were as follows:

- 1/3 of the vested options could be exercised in the first 12 months following vesting date;
- up to a total of 2/3 could be exercised between 12 and 24 months following vesting date;
- the balance being able to be exercised (to the extent not already exercised) between 24 months and 36 months of vesting.

These options are now able to be exercised in full, between the vesting date and expiry date of the relevant tranche of option. The directors do not believe there is any incremental fair value granted as a result of the modification.

(b) Fair values of share options

The weighted average fair value of options granted during the year was $0.74 (2007: $0.633). The fair value of all options granted has been calculated using the Black-Scholes option pricing model. The model requires the Company share price volatility to be measured. The share price volatility has been measured with reference to the historical share prices of the Company, and also similar company's given the Company has only been listed since 16 December 2004. The official measurement of share price volatility for the options granted on 23 February 2007 was 55%, and for the options granted 23 November 2007 it was 54%. Given the consistency of the two volatility measurements, both volatility rates have been used for series 6 and 7.

(b) Fair values of share options (continued)

The model inputs for the valuations of options approved and issued during the current and previous financial years are as follows:

Option series	Share price at grant date $	Exercise Price $	Expected share price volatility	Option life	Dividend yield	Risk-free interest rate
3	0.505	0.65	56.57%	128 & 310 days	0%	5.085%
4(a)	1.48	0.65	55.0%	3yrs & 3.98yrs	0%	5.18%
4(b)	1.48	0.65 & $1.20	55.0%	1.35-3.35 yrs	0%	5.18%
4(c)	1.48	0.60	55.0%	1.1-3.1 yrs	0%	5.18%
5	1.205	0.65	54.0%	3 yrs	0%	5.725%
6(a)	1.81	2.02	54.0%	18 & 24 months	0%	6.39%
6(b)	1.35	1.52	54.0%	18 & 24 months	0%	6.39% & 6.46%
6(c)	1.41	1.75	54.0%	18 & 24 months	0%	6.27% & 6.39%
6(d)	1.84	1.96	55.0%	18 & 24 months	0%	6.39%, 6.45% & 6.46%
7	1.91	2.13	55.0%	5 years	0%	6.25%

The closing share market price of an ordinary share of Mesoblast Limited on the Australian Stock Exchange at 30 June 2008 was $0.91 (30 June 2007: $2.02).

(c) Reconciliation of outstanding share options

	2008		2007	
Share options over ordinary shares	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Balance at beginning of financial year	7,956,667	0.69	7,800,000	0.63
Granted during the year	2,480,000	2.13	480,000	1.33
Exercised during the year	(1,040,000)	0.67	(323,333)	0.64
Expired or forfeited during the year	(80,000)	1.89	-	-
Balance at end of financial year	9,316,667	1.06	7,956,667	0.69
Unvested at end of financial year	2,680,000	2.05	1,180,000	1.13
Exercisable at end of financial year	6,636,667	1.51	6,776,667	0.62

(d) Share options exercised during the year

Option series	Number exercised	Exercise date(s)	Share price at exercise date
2008			
2(c)	80,000	10 October 2007	$1.50
4(b)	300,000	10 October 2007	$1.50
4(c)	60,000	10 October 2007	$1.50
1	200,000	13 December 2007	$1.28
1	400,000	20 December 2007	$1.27
	1,040,000		
2007			
2(c)	80,000	18 December 2006	$1.78
4(a)	50,000	28 September 2006	$1.25
4(a)	66,000	18 December 2006	$1.78
4(a)	84,000	08 June 2007	$2.16
4(b)	33,333	28 September 2006	$1.25
4(c)	10,000	28 September 2006	$1.25
	323,333		

19. KEY MANAGEMENT PERSONNEL COMPENSATION

(a) Details of key management personnel

The directors and other members of key management personnel of the Company during the current and prior years were:

Name	Position	Effective Date 2008	Effective Date 2007
Brian Jamieson	Non-executive Chairman (A)	22 November 07	
Byron McAllister	Non-executive Director	Full year	Full year
Donal O'Dwyer	Non-executive Director	Full year	Full year
Michael Spooner	Non-executive Director (A); Executive Chairman (R)	8 August 07	Full year
Silviu Itescu	Executive Director	Full year	Full year
Kevin Hollingsworth	Chief Financial Officer (R); Company Secretary	21 November 07	Full year
Suzanne Lipe	Vice President of Operations (A)	18 March 08	
Jenni Pilcher	Chief Financial Officer (A); Financial Controller (R)	21 November 07	
Paul Rennie	Chief Operating Officer (R); Special Projects Consultant (A)	12 May 08	Full year
Jim Ryaby	Vice President of Research and Clinical Affairs (A)	3 March 08	
Donna Skerrett	Clinical and Regulatory Affairs	Full year	

(A) Appointed to this position

(R) Resigned from this position

(b) Key management personnel compensation

The aggregate compensation made to directors and other members of key management personnel of the Company is set out below:

	30 June 2008 $	30 June 2007 $
Short-term employee benefits	1,235,755	1,030,882
Post-employment benefits	89,629	68,244
Share based payments	477,420	132,340
	1,802,804	1,231,466

Further disclosures regarding key management personnel compensation are contained within the remuneration report.

(c) Key management personnel equity holdings

Options

2008	Balance at 1 July No.	Granted as compensation No.	Exercised No.	Net change other No.	Balance at 30 June No.	Total vested 30 June No.	Vested and exercisable No.	Unvested No.
Brian Jamieson	-	-	-	-	-	-	-	-
Byron McAllister	150,000	-	-	-	150,000	150,000	150,000	-
Donal O'Dwyer	300,000	-	-		300,000	250,000	250,000	50,000
Michael Spooner	1,100,000	-	-	-	1,100,000	1,100,000	1,100,000	-
Silviu Itescu	-	-	-	-	-	-	-	-
Kevin Hollingsworth	-	200,000	-	-	200,000	-	-	200,000
Suzanne Lipe	-	-	-	-	-	-	-	-
Jenni Pilcher	60,000	100,000	-	-	160,000	-	-	160,000
Paul Rennie	-	250,000	-	-	250,000	-	-	250,000
James Ryaby	-	-	-	-	-	-	-	-
Donna Skerrett	300,000	200,000	-	-	500,000	300,000	300,000	200,000
2007								
Silviu Itescu	-	-	-	-	-	-	-	-
Byron McAllister	150,000	-	-	-	150,000	150,000	150,000	-
Donal O'Dwyer	150,000	150,000	-	-	300,000	200,000	200,000	-
Michael Spooner	1,100,000	-	-	-	1,100,000	1,100,000	1,100,000	-
Paul Rennie (i)	690,000	-	-	(690,000)	-	-	-	-
Kevin Hollingsworth	-	-	-	-	-	-	-	-

On 15 November 2007, 690,000 options granted to Paul Rennie were transferred to a non-related party.

(c) Key management personnel equity holdings (continued)

Shareholdings

Fully paid ordinary shares held by key management personnel or their related parties (as defined by AASB 124):

2008	Balance at 1 July No.	Granted as compensation No.	Received on exercise of options No.	Net change other No.	Balance at 30 June No.
Brian Jamieson (i)	-	-	-	200,000	200,000
Byron McAllister	-	-	-	-	-
Donal O'Dwyer	-	-	-	-	-
Michael Spooner (ii)	839,255	-	-	-	839,255
Silviu Itescu	36,632,196	-	-	-	36,632,196
Kevin Hollingsworth	-	-	-	-	-
Suzanne Lipe	-	-	-	-	-
Jenni Pilcher	6,000	-	-	-	6,000
Paul Rennie	-	-	-	-	-
James Ryaby	-	-	-	-	-
Donna Skerrett	-	-	-	-	-
2007					
Silviu Itescu	43,120,000	-	-	(6,487,804)	36,632,196
Byron McAllister	-	-	-	-	-
Donal O'Dwyer	-	-	-	-	-
Michael Spooner (i)	839,255	-	-	-	839,255
Paul Rennie	-	-	-	-	-
Kevin Hollingsworth	-	-	-	-	-

(i) Brian Jamieson owns 125,000 shares in his own name, with the balance held by a related party as defined by the accounting standard AASB124 *Related Party Disclosures.*

(ii) Michael Spooner's shareholding disclosed above is entirely held by a related party as defined by AASB124 *Related Party Disclosures.*

20. RELATED PARTY TRANSACTIONS

(a) Equity interests in related parties

Details of interests in associates are disclosed in note 10 to the financial statements.

(b) Transactions with other related parties

Accounts receivable from and accounts payable to Angioblast Systems, Inc. as at the end of the financial year are disclosed in notes 8 and 11 respectively. Both parties may pay invoices in their local currency on behalf of the other party to facilitate timely payment of suppliers. The results in a loan account between both parties which is settled monthly. The types of transactions being paid for are detailed below:

	30 June 2008 $	30 June 2007 $
Amounts paid on behalf of Angioblast, by Mesoblast		
50% sharing of researchers and SAB fees	98,418	81,136
50% sharing of cell and antibody manufacturing	118,515	379,365
50% sharing of clinical research organisation costs	-	198,049
50% sharing of intellectual property costs	157,606	64,278
Research and development (Australia based)	209,802	86,452
Professional fees (Australia based)	-	67,921
Other	19,950	46,605
	604,291	923,806
Amounts paid on behalf of Mesoblast, by Angioblast		
Research and development (US based)	428,299	93,048
Employees and consultants (US based)	112,513	-
Other (US based)	57,385	5,922
	598,197	98,970

(c) Transactions between related parties of the company

Together, Mesoblast and Angioblast have been jointly developing process manufacturing and scale-up of the MPC technology, as well as pre-clinical and clinical components which were necessary to obtain Investigational New Drug (IND) clearance from the FDA for orthopaedic and cardiovascular applications (respectively). Both companies have received IND clearance for their respective applications during the current financial year and are now embarking on phase 2 clinical trials. In order to maximise economies of scale and expertise in both entities, certain members of key management personnel provide expert services to both entities. These relationships are outlined below:

(c) Transactions between related parties of the company (continued)

Mesoblast key management personnel	Relationship(s) with Angioblast	Nature of transaction(s)(i)
Silviu Itescu	Director, Chief Scientist and Chairman of the Scientific Advisory Board	Directors fees & contract for services
Donal O'Dwyer	Director and leader of medical device collaboration strategies	Directors fees & Angioblast share options
Byron McAllister	Consultant	Contract for services
Paul Rennie	Consultant	Contract for services
Angioblast key management personnel	**Relationship(s) with Mesoblast**	**Nature of transaction(s)(i)**
Michael Schuster	Consultant	Contract for services & Mesoblast share options (ii)
Donna Skerrett	Consultant	Contract for services & Mesoblast share options (ii)

(i) All contracts for services are prepared on normal commercial terms.

(ii) Mesoblast share options held by Angioblast employees are included in the table disclosed in note 18 to the financial statements.

21. FINANCIAL RISK MANAGEMENT

Financial risks impacting the company fall into three categories:

- Market risk (includes currency, interest rate and price risks)
- Credit risk
- Liquidity risk

A description of each risk, together with the risk as it relates to the company, is presented below.

(a) Market risk

(i) *Currency risk*

The company has certain clinical, regulatory and manufacturing activities in the United States of America. As a result of these activities, the company has certain amounts owing to creditors and Angioblast Systems, Inc. and a bank account that are denominated in US dollars. These balances give rise to a currency risk, which is the risk of the exchange rate moving, in either direction, and the impact it may have on the company's financial performance.

The company manages the currency risk by evaluating the trend of the US dollar in comparison to the Australian dollar and making decisions whether to purchase US dollars in advance for the purposes of settling these liabilities. The company has a USD bank account for this purpose.

(a) Market risk (continued)

The balances held at the end of the year that give rise to currency risk exposure are presented in the table below, together with a sensitive analysis which assesses the impact that a change of +/-10% in the exchange rate as at 30 June would have had on the company's reported net losses.

	Balance held	+10%		-10%	
30 June 2008		**Profit**	**Equity**	**Profit**	**Equity**
	US$	**AU$**	**AU$**	**AU$**	**AU$**
USD bank account	47,368	(4,478)	-	4,478	-
Trade payables	(268,803)	25,816	-	(25,816)	-
Amounts owing to Angioblast Systems, Inc	(60,040)	6,007	-	(6,007)	-
	(281,475)	27,345	-	(27,345)	-
30 June 2007					
USD bank account	46,952	(5,061)	-	5,061	-
Trade payables	(150,928)	16,270	-	(16,270)	-
Amounts owing to Angioblast Systems, Inc	(20,685)	2,230	-	(2,230)	-
	(124,661)	13,439	-	(13,439)	-

(ii) *Interest rate risk*

The company has exposure to interest rate movements from the interest income it earns on its term deposits and deposits at call. The interest income derived from these balances can fluctuate due to interest rate changes. This interest rate risk is managed by spreading our deposits across various maturity periods and by keeping deposits subject to floating interest rates at a level where they can be used for managing the cash flows of the company. The balances held which derive interest revenue are described in (c) below. There is no material impact on the company's net loss and equity if the interest rates were to be different, by any reasonable amount, as at the end of the financial year. This is because interest is calculated daily and has largely already been earned at the prescribed bank rates at this point in time.

(iii) *Price risk*

Price risk is the risk that future cashflows derived from financial instruments will be altered as a result of a market price movement, other than foreign currency rates and interest rates. The company does not consider it has any exposure to price risk other than those already described above.

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and will therefore cause financial loss to the other party. As the company is non-revenue generating it generally does not have trade receivables. Its receivables are typically due from the government in the form of GST and government grants, and from its related party. The company manages the exposure to credit risk by ensuring all amounts due from Angioblast are received monthly and that the balance is not more than $200,000 at any one time without prior approval of a director. The credit risk to the company is detailed below:

	30 June 2008 $	30 June 2007 $
Cash and cash equivalents		
Cash and cash equivalents (note 7) - AAA rated	14,094,219	12,055,040
Trade receivables		
Receivable from Australian Government	39,195	149,759
Receivable from AAA rated bank deposits	68,082	-
Receivable from related party (i)	16,623	360,148

(c) Liquidity risk

Liquidity risk is the risk that the company will not be able to pay its debts as and when they fall due. The company has had no borrowings to date and the directors ensure that cash on hand is sufficient to meet the commitments of the company at all times while it is in a loss making phase of research and development. The going concern basis of preparation is further described in note 1.

All financial liabilities held by the Company at 30 June 2008 and 30 June 2007 are non-interest bearing and mature within 6 months. The total contractual cash flows associated with these liabilities equate to the carrying amount disclosed within the financial statements.

22. SUBSEQUENT EVENTS

On 7 July 2008 the directors approved a total of 2,736,000 share options to be granted to employees and consultants, including those disclosed in the director's report.

There are no other subsequent events that the directors consider would have a material impact on the results of the company for the year ending 30 June 2008.

MESOBLAST LIMITED
ABN 68 109 431 870

DIRECTORS' DECLARATION

In accordance with a resolution of directors of Mesoblast Limited,

In the opinion of the directors:

(a) the accompanying financial statements and notes on pages 20 to 55 are in accordance with the Corporations Regulations 2001 and comply with the accounting standards and give a true and fair view of the company's financial position as at 30 June 2008 and of its performance for the year ended on that date.

(b) At the date of this declaration there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(c) The remuneration disclosures set out on pages 11 to 18 of the directors report comply with accounting standard AASB 124 Related Party Disclosures and the Corporations Regulations 2001.

(d) The directors have been given the declarations by the Chief Executive Officer and the Chief Financial Officer required by Section 295 A.

Signed in accordance with a resolution of the Board of Directors.

Mr Brian Jamieson
Director

28 August 2008

Melbourne

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999
Website:www.pwc.com/au

Independent auditor's report to the members of Mesoblast Limited

Report on the financial report

We have audited the accompanying financial report of Mesoblast Limited (the company), which comprises the balance sheet as at 30 June 2008, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration.

Directors' responsibility for the financial report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

PRICEWATERHOUSECOOPERS

Independent auditor's report to the members of Mesoblast Limited (continued)

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Auditor's opinion

In our opinion:

(a) the financial report of Mesoblast Limited is in accordance with the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the company's financial position as at 30 June 2008 and of its performance for the year ended on that date; and

  (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*; and

(b) the company's financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

We have audited the Remuneration Report included in sections A to D of the directors' report for the year ended 30 June 2008. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's opinion

In our opinion, the Remuneration Report of Mesoblast Limited for the year ended 30 June 2008, complies with section 300A of the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

A Linschoten

Anton Linschoten
Partner

Melbourne
28 August 2008

mesoblast
the adult stem cell company

7 October 2008

Office of International Corporate Finance
US Securities and Exchange Commission
100 F Street, N.E.
WASHINGTON DC 20549
USA
Mailstop: Room 3628

Dear Sirs

Re: Submission by Mesoblast Limited under Rule 12g3-2(b) - SEC File Number 82-34929

We enclose copies of all documents lodged with the Australian Securities Commission on behalf of Mesoblast Limited for filing with the US Securities & Exchange Commisson.

These lodgements date from 21 July 2008 to the present date 7 October 2008.

Yours sincerely

Kevin Hollingsworth
Company Secretary

Level 39, 55 Collins Street Melbourne
Victoria 3000 AUSTRALIA
t +61 3 9639 6036
f +61 3 9639 6030
www.mesoblast.com
ABN 68 109 431 870
ACN 109 431 870

The CEO Transcript
Keeping Investors Informed

The CEO Transcript
Keeping Investors Informed



The CEO Transcript – Investor Briefing with Silviu Itescu, Founder and Executive Director, Mesoblast Limited

21 July 2008

This investor briefing is part of a regular communication process to keep investors fully informed of developments at Mesoblast.

Background

Mesoblast is a Melbourne-based biotech company commercialising a proprietary adult stem cell technology, called Mesenchymal Precursor Cells, for orthopaedic applications. It has established proof-of-concept with its technology and is now progressing Phase II clinical trials in the United States for a spinal fusion application. Other orthopaedic indications being developed include the treatment of non-healing long bone fractures, intervertebral disc repair and prevention and treatment of knee cartilage damage.

Mesoblast owns 39.2% of US-based Angioblast Systems Inc., which is applying the same adult stem cell technology for the treatment of cardiovascular and other diseases with two Phase II trials underway in the US in congestive heart failure and heart attack patients.

Topic: Product Development Briefing and Overview on Phase II Clinical Programs Underway

The CEO Transcript: **Mesoblast is developing therapies for a number of orthopaedic applications. The lead program, a treatment for spinal fusion, is in Phase II trials under an IND in the US using your allogeneic mesenchymal precursor adult stem cells which started in July last year. Firstly, can you explain the spinal fusion procedure and how your therapy is going to assist with that?**

SILVIU: Sure. Intervertebral disc disease is a very common degenerate condition that affects up to 20% of the population, and after many years of low back pain and damage to the intervertebral cartilage, really the only option left for a patient is to have a procedure called spinal fusion. This is where orthopaedic surgeons take a piece of bone from the hip called an autograft, which contains mixtures of small amounts of stem cells and growth factors. The autograft is then surgically implanted into the intervertebral space.

The objective is to create bone where there used to be an intervertebral disc made of cartilage and that the bone bridges the vertebral body above to the vertebral body below. So you obliterate the intervertebral state. You no longer have pieces of cartilage that can break off and cause pain by compressing spinal nerve roots.

The CEO Transcript: **Does that decrease their mobility to some degree?**

SILVIU: It does, but as long as you're limiting it to one or two, or maximum three vertebral spaces, it doesn't (significantly) affect overall mobility.

The CEO Transcript: **What are the problems with this current procedure?**

SILVIU: The two problems with autografts are that firstly you end up with severe pain at the site of the bone graft donor material. Secondly, there's variability in how the autograft will take. The effectiveness of autograft is dependent on the numbers of stem cells that we have in our bones and bone marrow. And as is known, the older you get, the more diseased you are, and the less of these stem cells you have. So for that, amongst other reasons, the success rates of autografts are only in the order of about 60% or so.

What surgeons are looking for is an alternative to autograft, a procedure, drug or a process that eliminates the need for a second operation to harvest bone from a part of the hip and eradicates the secondary pain, an alternative that produces a uniform and reliable outcome.

With the mesenchymal precursor cell technology that we've developed using allogeneic cells – material from one donor to treat potentially thousands of unrelated recipients – we end up with a batched product that delivers reliability and uniform results from dose to dose.

The objective is to have a therapeutic dose of cells that are frozen and can be thawed in the operating theatre by the surgeon within five minutes of implanting into the vertebral body sites, mixing the cells with some type of carrier that allows the cells to localise and stay fixed in that area, and result in a fusion.

The CEO Transcript: **With the bone grafts that are being conducted at the moment, would there be some mesenchymal stem cells present there as well?**

SILVIU: Absolutely. And that's the reason why the bone graft actually works. Because bone is really a combination of mesenchymal stem cells, calcium, growth factors and structural proteins like collagen.

The structural proteins themselves don't create new bone. You need to lay down new bone, which contains stem cells and some growth factors. The only other alternative to our stem cells is a growth factor that has been developed by Medtronic called Infuse or BMP2. BMP2 is one of the growth factors that are present in native bone in the autograph procedure. It's one of the components that result in good fusion. A combination of mesenchymal stem cells and BMPs, or growth factors, is probably ideal to get the best outcome in a fusion procedure.

The CEO Transcript: **So will your treatment include both the stem cells and the BMP2 material?**

SILVIU: Not initially. The stem cells make BMP2 and a number of other BMPs. So we think that our stem cells on their own are likely to be as least as good, if not superior, to a single BMP treatment. But we certainly would potentially envision that surgeons down the track, once our product is FDA approved, might consider using our product in combination with the existing BMP product.

The CEO Transcript: **Is Infuse the only BMP2 product on the market at the moment?**

SILVIU: That's correct.

The CEO Transcript: **And what is the current market for that product?**

SILVIU: The reason we've targeted spinal fusion as our first potential market opportunity is because it's a world proven market, and it's really the only one in the orthopaedic space where a biological has actually demonstrated how it can make a major inroad and change the behaviour patterns and outcomes of surgeons.

There are between 400,000 - 500,000 spinal fusions performed in the US annually. It is expected to continue to grow at a rate of 10% to 20% annually for the next few years. Today the BMP product is currently reimbursed by Medicare in the US at about US$5000 per dose and often there might be two or three vials of BMP used by the surgeon.

The CEO Transcript: **Do you know what proportion of those procedures BMP is used in?**

SILVIU: Most recent public figures from Medtronic indicate it generates about $800m in sales in the US from BMP, of which 80% to 90% of those sales are specifically for spinal fusion procedures. We would anticipate that they're currently getting about 40 per cent penetration of the spinal fusion market.

The CEO Transcript: **At the moment you're conducting a Phase II study in the US in spinal fusion. Can you provide an update on that trial?**

SILVIU: We've commenced the Phase II trial using allogeneic cells in the first group of patients, where we randomised to autograft (bone graft). The objective of the initial trial was primarily safety in testing three different increasing doses of the cells. So we anticipate that we'll complete recruitment in this trial by early next year, and the result of this Phase IIA trial is likely to go towards a Phase IIb/III registration trial of a spinal fusion product that's likely to be an even lower dose than the current doses that we're testing.

The CEO Transcript: **Why is it you don't need a Phase I trial for this type of a product?**

SILVIU: The fact that we're using stem cells, which are defined as a biological product, means that preclinical results that we've generated, both in terms of safety and efficacy, are much more reliable in terms of predictability of outcome in humans than would be the case with a new chemical entity, that is a typical drug that one would be taking on a daily basis. The trials have been extensive and they've been generated in at least two animal species for every indication we've gone into.

For those reasons, the FDA seems comfortable that the lack of toxicity at any given dose in preclinical studies is a high predictor of (expected) lack of toxicity in human trials. Across the board in multiple applications that we've tested ourselves in dose ranges of up to 20-fold from lowest to highest, we have yet to see a maximum tolerated toxic dose. In other words, we just have not had any cell-related adverse events.

The CEO Transcript: **So how is the regulatory path different to that for a pharmaceutical product?**

SILVIU: For cell therapy specifically, a new division has been created at the FDA that really is a combination of both the biologicals and the device groups. We are being regulated by both, but quite distinctly from a pharmaceutical product. And the two main differences are firstly, no need for a structured Phase I, II and III kind of program.

Equally as important, since toxicity is less of an issue because we're injecting these cell-based products once without repeat dosing and certainly not on a regular basis as drugs are delivered; the toxicity profiling and the follow-ups are more closely related to the way devices are assessed. This means that the pivotal trials are likely to be in the order of ten times smaller than the pivotal trials for a pharmaceutical product.

The CEO Transcript: **How big would your pivotal trial be?**

SILVIU: I think we're looking at about a 300 to 350 patient trial.

The CEO Transcript: **Would you need more than one trial?**

SILVIU: At the moment we're being told no. You can never be certain until you get to the end, but we're being told we only need one pivotal trial. Our view would be that we would like to have pivotal trials that generate sufficient data simultaneously to get approval in both the US and Europe. To do that - and that's really more a strategic question - we might have to do two trials where there's overlapping populations across multiple jurisdictions. But that's really to assist us in getting simultaneous approval; it's not that the US FDA is looking for two trials.

The CEO Transcript: **So you start the pivotal trial next year.**

SILVIU: That is what we are targeting, assuming completion of Phase II and that we receive FDA clearance to commence the pivotal trial.

The CEO Transcript: **And how long do you think it would take before you would file this product for approval?**

SILVIU: We think that the follow up period is likely to be about 18 - 24 months. We're targeting 2012 completion and product registration. By the end of 2012, we think we will have gained product approval. And really we're as good as the ability to recruit those 300 odd patients across 20 or 30 sites, predominantly in the US, and there would probably be some sites in Australia and in Europe.

The CEO Transcript: **Will you be selling your products through a major distributor?**

SILVIU: Yes. I think it's pretty clear that the orthopaedic space is a very specialised industry, where there are a large number of major players who sell generic orthopaedic devices directly to the surgeons and to the clinical centres. These relationships are well entrenched. The ability to distribute widely new products in this industry is dependent on our cells being bundled up as part of a whole range of instruments and devices.

It may be that various indications will require different partners. It's clear that for instance the type of surgical companies that have relationships and technology facilitating spinal disease might be quite different from the type of companies that work with trauma surgeons, or the type of companies that work with arthritis surgeons, or with hip replacement surgeons.

The CEO Transcript: **And with manufacturing, are you going to keep that in-house?**

SILVIU: I think it's important for us to maintain control of productisation. We're likely to have several spine products - one for spinal fusion, one for disc repair and regeneration. There is likely to be several products for bone repair and trauma, one for intra-operative use for large traumatic fractures, and one that may be for a minimally invasive injection into small fractures. There will be different products for osteoarthritis of the knee, injectable directly into knee joints, into soft tissues, tendons and for cartilage repair.

The way to separate these products, apart from having different partners and distributors, is by controlling manufacture and ensuring that formulations are different, dosages are different, cells may be pre-packaged, through delivery devices, and perhaps their state of cellular differentiation. As long as we control manufacture across each of those product lines, we control product separation.

That has an important implication in terms of pricing strategy and reimbursement because the type of reimbursement - particularly in the US - that you get back is very dramatic. We certainly wouldn't want the same product to be used across multiple different indications because it would simply reduce our ability to appropriately price them. When you do all of that, each product has its own regulatory and approval process that makes it a distinct product.

The CEO Transcript: **Why is it that you started clinical trials with autologous (patient's own) stem cells rather than allogeneic cells?**

SILVIU: We commenced with autologous cells because whilst we were scaling up our whole manufacturing process, it was clear that if we wanted to go to the clinic and get some early clinical indicators of efficacy, we would want to eliminate any question around safety of the allogeneic process. So that's why we were able to start our clinical trials maybe two years early using patients' own or autologous cells.

The limitations to autologous therapy are clear. The costs involved on a per patient basis are very large, and make the business model very unwieldy. What we learned from those autologous trials is that we are absolutely right in going with an allogeneic business model given the cost of goods differential.

In addition to that, patient specific therapies are limited by the fact that we all have different numbers and qualities of stem cells. So it allows the ability of having a uniform product with batch-to-batch reliability.

With those caveats in mind, we're still very excited by the spectacular results of the autologous trials. And I think it says a lot about the underlying technology.

The CEO Transcript: **You have shown your treatment to be effective in improving the healing of non-union long bone fractures and also in treating congestive heart failure using your autologous MPC treatment. Can you describe the results from these trials?**

SILVIU: We've completed a 10-patient trial at The Royal Melbourne Hospital, in patients who had what are called non-union fractures of their long bones – the tibias and the femurs in their legs. Non-union is defined as a fracture that just doesn't heal, and will never heal spontaneously. These 10 patients had fractures, some as wide as five centimetres or more, that did not heal for a median duration of between 5 and 41 months.

These were bad fractures that caused these people to be in wheelchairs or on crutches and to be chronically disabled. Three of the ten patients previously had and failed either autograft or BMP (the Infuse product) treatment. So really we've taken patients at the very extreme of this condition. The objective of this first trial was primarily safety, but really with the hope that we would see some efficacy.

Whilst a final 12-month analysis of all patients is not complete – we anticipate The Royal Melbourne Hospital announcing the full results over the next month or so – we had a six-month interim analysis, at which point seven of the first ten patients had completely united. And the mean time to union was something of the order of four to five months.

So people, who otherwise were up to 41 months with no union, had complete union within four to five months after the cells were implanted and some earlier. The cells had been expanded for six weeks, and a range of numbers of cells was implanted, between 60 million to 200 million cells. The numbers of cells implanted were a function of the qualitative differences between the stem cells from any one given individual, which just goes to show you how hard it is to do an autologous trial.

The results were spectacular and the people who have united and had complete union confirmed by X-ray are all back to work, back to normal lives. None of them requires any longer a wheelchair or crutches, and the surgeries have been unqualified successes.

The CEO Transcript: **Out of interest, of those seven that did heal, had any of those patients received the BMP product?**

SILVIU: All three who had received these alternative approaches and failed (two received BMP and one an autograft), were part of the seven who united after being implanted with our cells.

The CEO Transcript: **And the results with treating heart failure by Angioblast?**

SILVIU: The cardiovascular side is very different from the orthopaedic side. Heart failure is a large market, where a variety of approaches has been tried, mainly pharmaceutical. And the vast majority that have been tried have failed. It's a very high-risk area, but clearly there's a major need.

In the US alone there are five million patients with heart failure, all of whom are on beta-blockers and inhibitors, but those drugs do very little to arrest the disease.

So you've got a large market, and the question is what is different technologically that can arrest this disease. Our stem cell technology has been primarily developed to increase blood flow to improve new blood vessel formation in the heart, and simultaneously to induce the endogenous heart muscle cells to start dividing again and regenerate.

In our trial in six patients in Newcastle, New South Wales, where the autologous trial was performed, patients' own cells were expanded and re-injected back into their hearts, using a later generation catheter-based technology from Johnson & Johnson. The results were very exciting. In these six patients, all of them were selected not just because they had heart failure, but because they also had severe angina due to blockages in their arteries that were not amenable to any kind of surgery.

So what we think is due to the creation of new blood vessels and improved blood vessel flow, all six patients demonstrated very significant reduction in their anginal symptoms and use of anti-anginal medications within three months of a single injection of our stem cells. Equally important is that by the three months they had also shown significant improvement in cardiac function as measured on echocardiograms. Additionally, four out of the six patients have improved by at least one heart failure class, by at least one grade, either Grade III to II, or Grade II to I.

That's very encouraging, and it's the basis now of a 60-patient randomised Phase IIA trial testing the allogeneic stem cell technology using three doses, randomised against controls, again by the same catheter-based delivery across up to 10 sites in the US.

The CEO Transcript: **All of these results have been generated with the autologous cells. What gives you confidence that you're going to replicate those results using allogeneic cells in the current Phase II trials?**

SILVIU: Whilst the autologous trials were ongoing, we embarked on a large number of preclinical studies in large animals, predominantly sheep, testing GMP manufactured allogeneic cells in exactly the diseases that we were going to be targeting with the allogeneic human cells in humans. Across the board, over 400 sheep have been implanted with allogeneic cells in tibial bony defects, in models of spinal fusion, in models of osteoarthritis of the knee, in heart failure and in heart attacks. These are precisely the diseases that we are now moving into human trials.

So as the autologous trials gave us confidence that the cells were safe and demonstrated some degree of efficacy, the allogeneic studies in preclinical models gave us the kind of reassurance that we wanted to see that the allogeneic cells behaved in a similar way. This is where we are today, currently in three Phase II trials, and we hope to have another two INDs submitted before the end of this year, commencing with a knee osteoarthritis trial.

The CEO Transcript: **So by the end of this year, Mesoblast and Angioblast will have five Phase II trials underway or in the planning?**

SILVIU: That's certainly the plan.

The CEO Transcript: **With the heart failure applications, what are the existing products that you're going up against?**

SILVIU: There are no products out there that we see as very competitive. Probably the only reasonable comparable in this industry is what's called Cardiac Resynchronisation Therapy (CRT), which is a recent advance in the treatment of heart failure. It is the placement of a permanent pacemaker/defibrillator into the atrium and the ventricle of a patient by an invasive cardiologist through a pacemaker lead.

That is a product that's currently sold by each of the major device players in the field. Certainly, Medtronic and Boston Scientific would be seen as the leaders in that area. The CRT therapy is a one off device and can only be used in a subset of patients with Class III/IV heart failure. They target at most about 14% of the total heart failure market. It's only potentially applicable in patients with severe heart failure that also have conduction abnormality. So the pacemaker/defibrillator corrects the conduction abnormality, which then allows the heart to pump a little bit more efficiently.

That 14% of the heart failure market is available to us as well, for our cells could be used in conjunction with this device. But we also have the entire heart failure market available to us. There's no rationale why you wouldn't be using our cells across the board in all classes of heart failure.

But the instructive point about CRT therapy is that you can see how this approach for heart failure has been rapidly adopted, and the type of revenue generated over the last few years. I think in the four to five years since the first one of these was approved by the FDA, the market sales for these products are at least $1.5 billion a year in the US alone and projected to grow for the next ten years at a rate of something like 10% to 15% per year.

The fact that there's a large backlog of heart failure patients - in addition to the existing five million, there's another 500,000 new heart failure patients per year - means that just like with CRT, our therapy is not likely to be limited by the numbers of patients, but really by the numbers of invasive cardiologists who have got time to take up our procedures.

The CEO Transcript: **What are your milestones for the next 12 to 15 months?**

SILVIU: I think the majority of the milestones are going to be clinical and commercial. Clinical in terms of interim data analysis and final analysis of our Phase II spinal fusion trial, and commencement of a Phase III spinal fusion trial. Similarly our (Phase II) heart failure trials, interim and final analyses, all in parallel time frames.

I would expect that we would not be beginning Phase III trials without having partners on board. The two would feed off each other. As we get clinical data, I think it will make the commercial arrangements fall into place a lot easier too. For whatever reason, we may decide to move forward prior to partners being locked in, but I think strategically it would make a lot more sense to have partners in first.

I think that what we're certainly hoping is to have a fair amount of activity on the commercial front in parallel to clinical results.

The CEO Transcript: **What type of deal will you be looking for?**

SILVIU: The type of partnership deal that we're likely to do obviously would be quite different the later we are in executing them. Therefore, we're looking at retaining significant components of the downstream sales, and we're looking at real partnerships where we can participate in both the designs and the funding of the pivotal trial.

The CEO Transcript: **Thank you for your time.**

SILVIU: A pleasure.

Terms

Autologous adult stem cells – Stem cells derived from patient's own bone marrow
Allogeneic adult stem cells – Stem cells derived from unrelated source
Mesoblast core technology – Mesenchymal precursor stem cells

This is an edited record of interview conducted by The CEO Transcript with Silviu Itescu, Founder and Executive Director of Mesoblast Limited (ASX:MSB;USOTC:MBLTY), in July 2008.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

Mesoblast Limited

ABN: 68 109 431 870

Quarter ended ("current quarter"): **30 JUNE 2008**

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers:		
	• Government commercial ready grant	0	124
	•		
1.2	Payments for (a) staff costs	(291)	(919)
	(b) advertising and marketing	-	-
	(c) research and development	(refer 1.7 below)	(refer 1.7 below)
	(d) leased assets	-	-
	(e) other working capital	(545)	(1,192)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	385	842
1.5	Interest and other costs of finance paid		
1.6	Income taxes paid		
1.7	Other :		
	▪ commercialisation costs (includes R&D and support costs)	(1,090)	(4,042)
	Net operating cash flows	**(1,541)**	**(5,187)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	(1,541)	(5,187)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments	-	(6,419)
	(c) intellectual property	(16)	(173)
	(d) physical non-current assets	(23)	(101)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities	-	(199)
1.12	Loans repaid by other entities	81	530
1.13	Other (provide details if material)		
	Net investing cash flows	**42**	**(6,362)**
1.14	**Total operating and investing cash flows**	**(1,499)**	**(11,549)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	13,597
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	-	**13,597**
	Net increase (decrease) in cash held	**(1,499)**	**2,048**
1.21	Cash at beginning of quarter/year to date	15,594	12,055
1.22	Exchange rate adjustments to item 1.21	(1)	(9)
1.23	**Cash at end of quarter**	**14,094**	**14,094**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(107.5)
1.25	Aggregate amount of loans to the parties included in item 1.11	81

1.26 Explanation necessary for an understanding of the transactions

Ref 1.24 = Payments made to directors are as follows:
$A'000
Brian Jamieson = 30
Donal O'Dwyer = 10
Byron McAllister = 10
Michael Spooner = 10
Silviu Itescu = 47.5
Total = 107.5

Ref 1.25: Repayment of inter-entity loan to Angioblast Systems Inc (investment).

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		**Current quarter $A'000**	**Previous quarter $A'000**
4.1	Cash on hand and at bank	754	146
4.2	Deposits at call	4,232	2,798
4.3	Bank overdraft	-	-
4.4	Other (term deposits < 1 year maturity)	9,108	12,650
	Total: cash at end of quarter (item 1.23)	**14,094**	**15,594**

Acquisitions and disposals of business entities – N/A

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement gives a true and fair view of the matters disclosed.

Sign here: .... Date: ....31 July 2008........................
(Company Secretary)

Print name: .....Kevin Hollingsworth..

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

    - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
    - 9.2 - itemised disclosure relating to acquisitions
    - 9.4 - itemised disclosure relating to disposals
    - 12.1(a) - policy for classification of cash items
    - 12.3 - disclosure of restrictions on use of cash
    - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

Item 1.9(b) – equity investment – A$6,419,000 YTD

The equity investment relates to the following:

(a) On 23 November 2006 the shareholders at an Extraordinary General Meeting considered and passed the following resolution – "that pursuant to ASX Listing Rule 10.1, Chapter 2E of the Corporations Act 2001 (Cth) and for all other purposes approval is granted for the Company to invest up to Aus$8.5 million in additional funds to subscribe for up to 425,000 further preference shares (designated "Series B Preferred") in Angioblast Systems Inc."

A total of $6,419,000 has been paid to Angioblast under this agreement so far this year. A total of $1,881k was paid in the last financial year under the same agreement. Therefore the total amount paid under this agreement is $8,300k, leaving a remainder of $200k still to be invested in furthering the technology under the agreement.

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MESOBLAST LIMITED

ABN

68 109 431 870

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted Share Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,736,000

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise Price, all Tranches, = $1.00. This has been determined using a 10% premium to the 5day VWAP up to Grant Date of 7th July 2008. Vesting Date(s): Tranche 1 = 912,000 on 1 July 2009; Tranche 2 = 912,000 on 1 July 2010; Tranche 3 = 912,000 on 1 July 2011; Expiry Date, all Tranches, = 30 June 2013.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Unlisted Options will convert to Ordinary Shares of the Company upon being exercised. These ordinary shares will rank equally to existing ordinary shares on issue.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as incentives for existing employees/ consultants of the Company to continue to achieve the goals of the Company in a timely manner.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 July 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
119,256,133	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,132,667 (80,000 have lapsed since the last 3B filed)	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **31 July 2008**
Chairman

Print name: **Brian Jamieson**

+ See chapter 19 for defined terms.

mesoblast
the adult stem cell company

asx announcement

NON-HEALING BONES REPAIRED IN CLINICAL TRIAL USING ADULT STEM CELLS

Results support international multi-centre program for product commercialisation

Melbourne, Australia; 6 August 2008: The Royal Melbourne Hospital and Australia's regenerative medicine company, Mesoblast Limited, today jointly announced successful results from the long bone fracture repair clinical trial using Mesoblast's proprietary adult stem cell technology.

Ten patients with a total of 11 non-healing fractures of the long bones in the legs (following road trauma in 8) were operated on using Mesoblast's proprietary stem cells. After completing 12 months of follow-up, eight achieved complete bony union post stem cell implantation, and a ninth (with fractures of both the femur and tibia) achieved bony union of the tibia only, within a median time of 4 months. These same patients had a non-united fracture for up to 41 months prior to cell implantation, with a median of 10 months.

Of the 8 patients who had successful long bone union, all have been able to fully weight bear and resume daily activities. In these patients, Mesoblast's technology eliminated the need for a second operation to harvest bone from the pelvis. Equally as important, no adverse events related to the stem cell therapy occurred during this period. The remaining two patients had complex road trauma fractures involving multiple bones, which required re-operation.

Principal Investigator and orthopaedic surgeon, Mr Richard de Steiger, said the results were "exciting and underscore the extremely bright future for this cutting-edge technology.

"The positive outcomes in this trial pave the way for randomised, multi-centre clinical trials using Mesoblast's allogeneic or unrelated donor cells.

"Good results are likely to be seen with allogeneic cells as there should be reproducibility of outcomes and enhanced dosage predictability using a batched product derived from a young, healthy donor," Mr de Steiger said.

Mesoblast's Executive Director, Professor Silviu Itescu, said that Mesoblast's current focus is on Phase 2 Investigational New Drug (IND) submissions to the United States Food and Drug Administration (FDA) for the company's allogeneic stem cells in the treatment of non-union and high-risk fresh fractures.

"These results clearly show that our proprietary stem cell technology is safe and effective for speeding up bone fracture repair. There is a clear need for a minimally invasive, highly effective therapy to accelerate fracture repair and treat or prevent non-union, and we believe that Mesoblast's technology is ideally suited to deliver such a product," Professor Itescu said.

Level 39, 55 Collins Street Melbourne Victoria 3000 AUSTRALIA t +61 3 9639 6036 f +61 3 9639 6030 www.mesoblast.com ABN 68 109 431 870 ACN 109 431 870

mesoblast
the adult stem cell company

asx announcement

Tens of millions of people worldwide suffer from non-union long bone fractures, a debilitating condition mainly associated with victims of road accident trauma and which, in some cases, may result in limb amputation. Many more patients suffer from severe fractures that heal slowly or poorly and are at high risk for non-union. These conditions represent major costs to health authorities globally and major commercial opportunities for Mesoblast.

About The Royal Melbourne Hospital
The Royal Melbourne Hospital is one of Victoria's leading public teaching hospitals and adult trauma centre, providing acute tertiary referral services at its City Campus and aged care, rehabilitation, ambulatory care and residential and community services at its Royal Park Campus.

About Mesoblast
Mesoblast Limited (ASX:MSB;USOTC:MBLTY) is committed to the rapid commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Our focus is to progress through clinical trials and international regulatory processes necessary to commercialise the technology in as short a timeframe as possible. Mesoblast has the worldwide exclusive rights for a series of patents and technologies developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The Company has also acquired 39% of Angioblast Systems Inc., an American company developing the platform MPC technology for the treatment of cardiovascular diseases including repair and regeneration of blood vessels and heart muscle.

For further information, please contact:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036
M: +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com

asx announcement

MESOBLAST - NATIONAL ELECTRONIC MEDIA COVERAGE

Melbourne, Australia; 7 August 2008: Australian regenerative medicine company, Mesoblast Limited (ASX:MSB; USOTC: MBLTY), today confirmed that national news items broadcast yesterday on the ABC, Channel 9 and Channel 10 focused on results of its adult stem cell bone fracture repair trial conducted at The Royal Melbourne Hospital.

The coverage included interviews with a patient involved in the long bone fracture repair trial using Mesoblast's specialist mesenchymal precursor cells and Principal Investigator and orthopaedic surgeon, Mr Richard de Steiger.

In the interests of fair and full disclosure, transcripts of the radio and television news items follow.

Mesoblast's clinical activities were also recently featured on Sky Business News, and this coverage can be seen on the Company's website, specifically: www.mesoblast.comhttp://mesoblast.com/mediareleases/news_mediareleases89.pdf

Transcript: ABC Radio - AM - Wednesday, 6 August 2008

Presenter: Australian researchers will today unveil the results of a revolutionary clinical trial in which they've grown bone from stem cells. They say it will drastically change the way serious leg and other fractures are treated.

And because the stem cells used are not embryonic but the patient's own cells, ethical issues are unlikely to be a problem. Samantha Donovan reports.

Reporter: Fractures in the long bones of the legs, particularly those caused by traffic accidents can take years to heal.

After breaking his leg in a motorbike accident, Anthony Giancola had a frustrating year as his compound fracture failed to fuse.

Anthony Giancola: I hate sitting around, I am very, just, always like to do things; move around. So to be sort of inactive for that long really tried my patience, let's just say.

Reporter: Instead of having a bone graft, as would usually be the case, Anthony Giancola was invited to take part in a groundbreaking Melbourne stem cell trial where attempts would be made to use his own stem cells to grow bone to help the fracture fuse. Orthopaedic surgeon Richard de Steiger is the trial's principal investigator.

Richard de Steiger: This particular process involves taking the patient's own stem

asx announcement

cells, which reside in the bone marrow in the pelvis. They are taken from the patient, grown in a laboratory and cultured and then many millions of these bone marrow cells are placed back into the fracture. And these particular cells can grow bone, that is the patient's own bone and help to heal the fracture.

Reporter: Anthony Giancola says his break fused rapidly after the surgery.

Anthony Giancola: They actually had me walking on it the day after. Obviously a bit sore and tender back then; but the bone pretty much started healing very quickly from that point. I think it took, I think my records are a full eight to ten weeks, and the bone was pretty much well fused together.

Reporter: Were you surprised?

Anthony Giancola: Yeah, pretty much considering like a year, nothing had happened; so yeah, it was great.

Reporter: Surgeon Richard de Steiger says the technique shouldn't attract controversy because the patient's own stem cells are used. He hopes the new technique may revolutionise treatment in developing countries where severe fractures are often left untreated or require the amputation of limbs.

Richard de Steiger says the ambitions of the biotechnology company behind the research, to market "off the shelf" stem cells could make the treatment widely available.

Richard de Steiger: Stem cells that are grown from a particular patient, stored and literally can be put in a packet if you like, on an operating theatre shelf and placed into any patient. It won't be their own stem cells; it will be stem cells that can actually form bone in a packet if you like.

Transcript: Channel 10 – 5pm News, 6 August 2008

Presenter: World first medical research is said to halve recovery time for compound fractures. The Melbourne trial has achieved a near 90% success rate, with doctors now considering other uses for the technology.

Reporter: Two broken bones pierced Anthony Giancola's skin when he fell from a motorbike in 2005. And after a horrendous 14 months, the compound fracture failed to heal.

Anthony Giancola: A lot of pain. I mean one time, I slipped and landed on it - a lot of pain, yes.

Reporter: Enter orthopaedic surgeon Richard de Steiger and the chance to participate in a medical trial aimed at healing problem fractures.

Stem cells were removed from Anthony's pelvis, grown in a lab for six weeks, then injected to the fracture site. And...

asx announcement

Anthony Giancola: Within two weeks, I felt pretty good.

Reporter: So good, in fact, he disregarded his crutches and was soon back walking, working, even running. The 36-year-old was one of 10 patients in the two-year-trial. Eight reported overwhelmingly positive results.

Richard de Steiger: All these patients have avoided the need for having a second operation to get bone graft from somewhere else in their body.

Reporter: Elite sportsmen suffering sickening fractures are also likely to benefit from the technique.

Richard de Steiger: That you halve the union rate from say 20 weeks to 10, 12 weeks. Then you can start running much sooner.

Reporter: Donor stem cells, applications for early arthritis and even cartilage growth, will be trialed next. It's hoped the technique will become common practice in a few years, but Anthony Giancola is just happy to be back on his bike.

Anthony Giancola: But bone-wise, it's no pain whatsoever. So look, see, I'm getting back. I'm walking, running, that sort of stuff. So, that's fine, yeah.

Transcript: ABC-TV News 7pm, 6 August 2008

Newsreader: A Melbourne stem cell trial is set to change the way severe bone fractures are treated.

Road trauma victims were among the first to use the therapy, which has the potential to dramatically speed up recovery times.

Reporter: Tony Giancola's recovery from a motorbike accident offers new hope to severely injured road trauma victims.

He agreed to the stem cell trial after a year on crutches with a compound fracture, which refused to heal.

Tony Giancola: Probably 10 years ago, who knows I may have like lost the leg. I don't know. So, see for me to sort of come through this accident and now I'm back to normal, sort of thing, it feels really good.

Reporter: Instead of traditional bone grafts, scientists took stem cells from the patient's pelvic area, harvested them in a laboratory, before placing them on the fracture site.

With eight of the 11 patients having successful bone unions, scientists say the therapy has huge potential and also offers hope to injured athletes.

asx announcement

Richard de Steiger: Let's guess that you halve the union rate from say 20 weeks to 10-12 weeks, then you can start running much sooner and you could, you know, start your physical therapy sooner than you'd be able to.

Reporter: About 70,000 Australians undergo hip and knee replacements each year.

Richard de Steiger: There's probably a need for treatments in younger people, in particular in their forties and fifties, to try to delay the need for joint replacement therapy, or also improve their pain. I think that's particularly exciting.

Reporter: Scientists say the therapy is ethical, because patient's own cells are used.

But the next step is using donor cells which, when harvested, could help millions, especially in third world countries where amputations are common.

Transcript: Channel 9 – 6pm News, 6 August 2008

Presenter: A world first trial at Royal Melbourne Hospital has shown stem cell technology can halve the time it takes for bones to heal. Martine Alpins says it gives patients an alternative to invasive surgery and may help treat arthritis and delay the need for limb replacements.

Reporter: Tony Giancola is proud to show off his motorbike accident injury, grateful it's only skin deep. The 36-year-old's broken leg failed to heal 12 months after a crash in 2005. A daredevil both on and off the road he agreed to be one of the first to undergo the stem cell surgery.

Tony Giancola: Pretty much the day after they had me walking on it, which was a bit of a shock.

Reporter: Instead of having bone removed from his pelvis, cells were taken from his bone marrow and transferred into the fracture, which healed in 10 weeks, half the time it would usually take.

Richard de Steiger: The stem cell procedure only involves a small injection and that meant it would be much less painful than traditional surgery would have been.

Reporter: The keen footballer is now back in the game, experiencing no pain.

Tony was treated here at Royal Melbourne Hospital, where the clinical trial is now complete. The stem cell technology was successful in eight out of the 10 patients that took part. But it will be at least three years before it's available to the public.

Richard de Steiger: So, let's hope it never happens again. But if it did and it didn't heal, he would get the same treatment.

End of Segments

mesoblast
the adult stem cell company

asx announcement

About Mesoblast
Mesoblast Limited (ASX: MSB; USOTC: MBLTY) is committed to the rapid commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Our focus is to progress through clinical trials and international regulatory processes necessary to commercialise the technology in as short a timeframe as possible. Mesoblast has the worldwide exclusive rights for a series of patents and technologies developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The Company has also acquired 39% of Angioblast Systems Inc., an American company developing the platform MPC technology for the treatment of cardiovascular diseases including repair and regeneration of blood vessels and heart muscle.

For further information, please contact:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036
M: +61 (0) 419 228 128
www.mesoblast.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Mesoblast Ltd

ABN

68 109 431 870

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	200,000 Ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary Shares - As per the Company's Constitution being ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes for Ordinary Shares
5	Issue price or consideration	200,000 Ordinary Shares for $110,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	200,000 shares issued on conversion of 200,000 options at $0.55 on exercise of existing options granted by the company.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 August 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
119,456,133	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,852,667	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

+ See chapter 19 for defined terms.

33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11 August 2008
(Company secretary)

Print name: Kevin Hollingsworth..

== == == == ==

+ See chapter 19 for defined terms.

mesoblast
the regenerative medicine company

MESOBLAST'S STEM CELLS REGROW KNEE CARTILAGE IN SEVERE POST-MENOPAUSAL OSTEOARTHRITIS
Company to commercialise product for broader knee cartilage markets

Key points:

- Preclinical trial results show that Mesoblast's stem cell product may be highly effective for treatment of post-menopausal knee osteoarthritis
- Single injection of Mesoblast's proprietary allogeneic, or "off-the-shelf", adult stem cells into post-menopausal osteoarthritic knees resulted in significant and sustained cartilage regeneration for at least six months relative to baseline
- Post-menopausal women represent largest target market for Mesoblast's knee osteoarthritis product
- Cartilage regenerative results mean that Mesoblast will expand commercial product focus to include both post-menopausal and post-traumatic knee osteoarthritis markets
- Sufficient funds in place for initial Phase 2 clinical trial

Melbourne, Australia; 12 August 2008: Australia's regenerative medicine company, Mesoblast Limited (ASX: MSB; USOTC: MBLTY), today announced successful preclinical trial results which showed that its proprietary adult stem cells regenerated and regrew damaged knee cartilage in post-menopausal osteoarthritis.

"These outstanding results indicate that Mesoblast's cells are able to support sustained regeneration of knee cartilage in post-menopausal osteoarthritis, an effect not seen with any competitor therapies currently on the market," said Professor Peter Ghosh, Mesoblast's Vice President for Cartilage Regenerative Programs and a world-renowned cartilage expert.

Around 40 per cent of ageing women suffer from post-menopausal knee osteoarthritis. This degenerative condition of cartilage loss is the leading cause of joint pain and disability among the elderly, and affects more than 10 million people in the US alone. Current therapies attempt to alleviate painful symptoms but are unable to preserve the cartilage lining the joint, with joint replacement often being the only option for restoring function.

Mesoblast Executive Director, Professor Silviu Itescu, said the exciting cartilage regenerative results meant that the Company would now target product commercialisation for both post-menopausal and post-traumatic knee osteoarthritis markets.

"We are sufficiently funded to commence Phase 2 trials of our therapy in patients with osteoarthritis of the knee, he said.

A single injection of Mesoblast's proprietary allogeneic, or "off-the-shelf", adult stem cells into arthritic knees of post-menopausal ewes with well established osteoarthritis, three months after initial joint damage, resulted in sustained, progressive regeneration and regrowth of knee cartilage for at least six months.

mesoblast
the regenerative medicine company

asx announcement

In 18 post-menopausal ewes, osteoarthritis developed following bilateral removal of the knee meniscus cartilage. Three months later, one group of six was examined to document the extent of osteoarthritis prior to treatment, and the other two groups received hyaluronic acid alone in one knee and hyaluronic acid plus Mesoblast's allogeneic cells in the other knee. One of these groups was then followed out for three months, and the other group for six months.

Prior to receiving any treatment, three months after removal of the knee meniscus the knee joints showed extensive osteoarthritis as evidenced by severe erosions and loss of cartilage. Six months after a single injection, osteoarthritic knees that received Mesoblast's allogeneic cells had as much as 20-25% thicker and greater area of cartilage lining the damaged joint than knees that received an injection of hyaluronic acid alone (both parameters $p<0.05$).

Even more important was the progressive, sustained and significant regeneration of cartilage measured at three and six months in cell-injected knees relative to baseline. Over the six months of follow-up, osteoarthritic knees that received Mesoblast's allogeneic cells demonstrated as much as 20-25% thicker and greater area of cartilage lining the damaged joint compared with baseline measurements of joints before treatment (both parameters $p<0.001$). This cartilage was rich in proteoglycan, the natural constituent of joint lining cartilage, indicating that the regenerative process had induced normal, functional knee cartilage. In contrast, no significant improvement over baseline was seen with a single injection of hyaluronic acid at either three or six months.

"As we progress in our clinical program, we will be actively seeking strategic partners with whom to commercialise our product for the broader osteoarthritic markets, including post-menopausal women," Professor Itescu added.

About Mesoblast

Mesoblast Limited (ASX:MSB; USOTC:MBLTY) is committed to the development of novel treatments for orthopaedic conditions, including the rapid commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Our focus is to progress through clinical trials and international regulatory processes necessary to commercialise the technology in as short a timeframe as possible. Mesoblast has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The Company has also acquired 39% of Angioblast Systems Inc., an American company developing the platform MPC technology for the treatment of cardiovascular diseases including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast are jointly funding and progressing the core technology. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of clinical milestones.

For further information, please contact:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036
M: +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com
W: www.mesoblast.com

mesoblast
the regenerative medicine company

MESOBLAST'S ALLOGENEIC, "OFF-THE-SHELF", STEM CELLS ARE SAFE AND EFFECTIVE FOR CERVICAL SPINE FUSION

Unique clinical and commercial advantages in global competitive landscape

Key Points

- Mesoblast's allogeneic cells are safe and effective for fusion of the cervical spine
- In view of FDA safety concerns for use of BMP in cervical fusion, Mesoblast's product may have unique clinical and commercial advantages
- Potential for accelerated timeline to product market approval given limited alternative treatment options
- New high-margin market opportunity

Melbourne, Australia; 21 August 2008: Australian regenerative medicine company Mesoblast Limited (ASX: MSB; USOTC: MBLTY), today announced that its allogeneic, or "off-the-shelf", cell therapy product was safe and highly effective in preclinical trials for interbody fusion of the cervical spine in the neck.

These results provide Mesoblast with a major clinical and commercial opportunity in light of the recent notification by the United States Food and Drug Administration (FDA)1 alerting healthcare practitioners to reports of life-threatening complications associated with recombinant human Bone Morphogenetic Protein (rhBMP) when used in the cervical spine.

In July 2008, the FDA issued a formal public health notification concerning life-threatening complications associated with use of rhBMP for cervical fusion, including swelling of neck and throat tissue, which resulted in compression of the airway and/or neurological structures in the neck. The notification stated that "since the safety and effectiveness of rhBMP for treatment of cervical spine conditions has not been demonstrated, and in light of the serious adverse events described above, FDA recommends that practitioners either use approved alternative treatments or consider enrolling as investigators in approved clinical studies".

Given the limited treatment options available for patients in need of cervical fusion, Mesoblast believes that this clinical indication may provide an accelerated path to regulatory market approval of its product. Consequently, the company will actively pursue formal regulatory discussions regarding initiation of a Pivotal/Phase 3 clinical trial protocol for use of its proprietary cells for cervical fusion.

Fusion of the cervical spine accounts for up to 40% of all spinal fusion procedures, a growing market expected to exceed 500,000 annual procedures in the United States alone by 2010. Mesoblast is currently in Phase 2 clinical trials for fusion of the lumbar spine, and based on these new results will extend its market opportunity to cover the entire spectrum of spinal fusion. Subject to FDA approval, Mesoblast's product will eliminate the need for autograft (patient's own bone transplanted from the pelvis), which requires a second operation and is often associated with severe pain at the graft site.

Mesoblast initiated trials at Monash University in Australia to determine the safety and efficacy profile of its allogeneic stem cell therapy in cervical fusion. Twenty-four ewes underwent anterior removal of the cervical intervertebral disc at the C3/4 level, and were randomised to one of four treatment arms: autograft, bone graft substitute (Medtronic Mastergraft granules), and allogeneic Mesoblast cells at doses of 5 or 10 million cells implanted in an FDA-approved interbody cage. The trial was completed at 3 months.

asx announcement

Significantly, no cell-related adverse events were noted at any time throughout the study. Groups receiving either dose of Mesoblast's allogeneic cells had earlier and more robust fusion than the other groups. By CT scan at 3 months, 9/12 (75%) cell-treated animals had continuous interbody bony bridging compared with only 1/6 autograft and 2/6 with bone graft substitute (p=0.019 and p=0.043 respectively). Functional x-rays at 3 months showed that cell-treated subjects had significantly reduced flexion/extension at the C3/4 level compared with the other groups (p=0.007), indicating significantly superior fusion outcomes.

"In view of the FDA notification concerning life threatening complications of rhBMP in cervical fusion, we are encouraged that the profile of our allogeneic cells in the cervical interbody space may translate into a safe and effective clinical alternative," said Mesoblast Executive Director Professor Silviu Itescu.

"In addition, the very low dose of allogeneic cells that were effective in the interbody procedure to obtain cervical fusion makes this target market a very attractive and high-margin new commercial opportunity for Mesoblast," he added.

1. FDA. July, 2008 http://www.fda.gov/cdrh/safety/070108-rhbmp.html

About Mesoblast

Mesoblast Limited (ASX:MSB; USOTC:MBLTY) is committed to the development of novel treatments for orthopaedic conditions, including the rapid commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Our focus is to progress through clinical trials and international regulatory processes necessary to commercialise the technology in as short a timeframe as possible. Mesoblast has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The Company has also acquired 39% of Angioblast Systems Inc., an American company developing the platform MPC technology for the treatment of cardiovascular diseases including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast are jointly funding and progressing the core technology. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of clinical milestones.

For further information, please contact:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036
M: +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com
W: www.mesoblast.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Mesoblast Limited**
ABN 68-109-431-870	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Spooner
Date of last notice	22 August 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director is a beneficiary of the Family Trust that owns the shares
Date of change	29th August 2008
No. of securities held prior to change	1,100,000 options; 204,000 shares (held by Family Trust)
Class	Ordinary
Number acquired	None
Number disposed	200,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.3009 per share
No. of securities held after change	1,100,000 options; 4,000 shares (held by Family Trust)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Mesoblast Limited	
ABN 68-109-431-870	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Spooner
Date of last notice	03 September 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	03 September 2008
No. of securities held prior to change	1,100,000 options; 4,000 shares (held by Family Trust)
Class	Ordinary
Number acquired	1,100,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	400,000 @ 0.60 700,000 @ 0.65
No. of securities held after change	1,100,000 shares; 4,000 shares (held by Family Trust)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MESOBLAST LIMITED

ABN

68 109 431 870

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,100,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares – As per the Company's Constitution being ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes for Ordinary Shares
5	Issue price or consideration	1,100,000 ordinary shares for $695,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1,100,000 ordinary shares issued on the conversion of 1,100,000 options at $0.65 on exercise of existing options granted by the company
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	03 September 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	120,556,133	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,752,667	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **3 September 2008**
Company Secretary

Print name: Kevin Hollingsworth

+ See chapter 19 for defined terms.

mesoblast
the adult stem cell company

asx announcement

FDA GRANTS ORPHAN DRUG DESIGNATION FOR USE OF PROPRIETARY STEM CELLS IN BONE MARROW TRANSPLANTS

Opportunity for accelerated product commercialisation and market exclusivity

Key Points

- Bone marrow transplants represent new market opportunity
- Orphan drug designation allows for quicker product registration
- Fast-track program may translate to earlier revenues
- FDA to guide on size, timing and scope of registration trial

Melbourne, Australia; 17 September 2008: Australia's regenerative medicine company, Mesoblast Limited (ASX: MSB; USOTC: MBLTY), today announced that the United States Food and Drug Administration (FDA) has granted an orphan drug designation for the use of the patented adult stem cell technology in patients undergoing bone marrow transplantation.

The FDA awarded Mesoblast's US-based sister company, Angioblast Systems Inc., the right to use the proprietary "off-the-shelf" allogeneic mesenchymal precursor cells for insufficient haematopoietic stem cell production in patients with hematologic malignancies who have failed treatment with conventional chemotherapy.

According to the March issue of Biology and Bone Marrow Transplantation, the probability that an individual in the United States will require a haematopoietic stem cell bone marrow transplant sometime during their life is 1 in 217. The FDA's orphan drug designation is reserved for new drugs or therapies being developed to treat diseases or conditions affecting less than 200,000 patients annually in the United States. Orphan drug designation allows for an accelerated review process by the FDA, seven-year market exclusivity in the United States upon obtaining marketing authorisation, tax benefits, and exemption from user fees.

Hematopoietic stem cells are used to regenerate bone marrow in patients whose own bone marrow is damaged and destroyed by treatments for various cancers. The greater the number of haematopoietic stem cells transplanted, the greater the likelihood that the bone marrow transplant will successfully engraft and regenerate a patient's damaged bone marrow.

asx announcement

In preclinical studies, the patented allogeneic mesenchymal precursor cells have been shown to significantly expand the number of haematopoietic stem cells in culture. The results of these studies formed the basis for the successful orphan drug submission to the FDA.

Mesoblast's Executive Director, Professor Silviu Itescu, said the orphan drug designation was a significant milestone for the platform stem cell technology.

"It broadens the potential commercial applications to conditions requiring repair and regeneration of bone marrow, including various cancers and genetic diseases," he said.

"Significantly, orphan drug designation for our cells in these conditions may facilitate earlier revenues and market exclusivity," Professor Itescu added.

About Mesoblast

Mesoblast Limited (ASX:MSB; USOTC:MBLTY) is committed to the development of novel treatments for orthopaedic conditions, including the rapid commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Our focus is to progress through clinical trials and international regulatory processes necessary to commercialise the technology in as short a timeframe as possible. Mesoblast has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The Company has also acquired 39% of Angioblast Systems Inc., an American company developing the platform MPC technology for the treatment of cardiovascular diseases including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast are jointly funding and progressing the core technology. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of clinical milestones.

For further information, please contact:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036
M: +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com
W: www.mesoblast.com

mesoblast
the regenerative medicine company

asx announcement

Mesoblast Commercial Leadership Featured At World Stem Cell Summit

Melbourne, Australia; 23 September 2008: Australia's regenerative medicine company, Mesoblast Limited (ASX: MSB; USOTC: MBLTY), today announced that its commercial and business activities are being highlighted at The World Stem Cell Summit in Wisconsin, United States, on 23 September 2008.

Executive Director, Professor Silviu Itescu, is a featured speaker at the Summit's investor session entitled "Commercialisation of Stem Cells and Market Trends". A central theme in the presentation is the significant commercial advantage inherent to Mesoblast's allogeneic, or "of-the-shelf", business model for its proprietary adult stem cell technology platform.

A further key focus is on Mesoblast's enhanced business opportunities in the bone repair markets in view of recent concerns by the US Food and Drug Administration (FDA) on the use of Bone Morphogenetic Protein for fusion of the cervical spine. Mesoblast's exceptional safety record and strong clinical results in the fields of spinal fusion and fracture repair serve to highlight the company's competitive advantages in these large global markets.

Mesoblast is one of only a handful of stem cell companies to be featured at The World Stem Cell Summit. According to The World Stem Cell Summit organiser, the US Genetics Policy Institute, the meeting is the pre-eminent gathering for the global stem cell community, bringing together industry leaders, policy-makers, regulators, patient advocates, legal experts, investors, philanthropists and researchers to chart the future of regenerative medicine.

About Mesoblast

Mesoblast Limited (ASX:MSB; USOTC:MBLTY) is committed to the development of novel treatments for orthopaedic conditions, including the rapid commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Our focus is to progress through clinical trials and international regulatory processes necessary to commercialise the technology in as short a timeframe as possible. Mesoblast has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The Company has also acquired 39% of Angioblast Systems Inc., an American company developing the platform MPC technology for the treatment of cardiovascular diseases including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast are jointly funding and progressing the core technology. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of clinical milestones.

For further information, please contact:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036
M: +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com

mesoblast
the regenerative medicine company

mesoblast
the regenerative medicine company

asx announcement

UBS LIFE SCIENCES INVESTOR CONFERENCE FEATURES ANGIOBLAST

Melbourne, Australia; 25 September 2008: Australia's regenerative medicine company, Mesoblast Limited (ASX:MSB; USOTC:MBLTY), today announced that its United States-based sister company, Angioblast Systems Inc., was featured at the 2008 UBS Global Life Sciences Conference underway in New York.

Company founder Professor Silviu Itescu briefed international investors on the significant progress of Angioblast's clinical programs, including its ongoing Phase 2 trials for heart failure and heart attacks, plans to commence trials in vascular eye disorders such as diabetic retinopathy and macular degeneration, and new clinical directions in bone marrow transplantation.

Professor Itescu stated that this latest clinical opportunity may provide a fast-track path to early product commercialisation following the company's recent success in obtaining orphan drug designation to use its proprietary stem cells in cancer patients needing bone marrow transplantation.

The eighth annual UBS Global Life Sciences Conference is among the largest healthcare investor conferences in the world with around 3,500 attendees.

About Mesoblast

Mesoblast Limited (ASX:MSB; USOTC:MBLTY) is committed to the development of novel treatments for orthopaedic conditions, including the rapid commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Our focus is to progress through clinical trials and international regulatory processes necessary to commercialise the technology in as short a timeframe as possible. Mesoblast has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The Company has also acquired 39% of Angioblast Systems Inc., an American company developing the platform MPC technology for the treatment of cardiovascular diseases including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast are jointly funding and progressing the core technology. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of clinical milestones.

For further information, please contact:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036
M: +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com
W: www.mesoblast.com

mesoblast
the regenerative medicine company

Level 39, 55 Collins Street Melbourne Victoria 3000 AUSTRALIA t +61 3 9639 6036 f +61 3 9639 6030 www.mesoblast.com ABN 68 109 431 870 ACN 109 431 870 ACN 109 431 870

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mesoblast Limited
ABN 68-109-431-870	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Brian Jamieson
Date of last notice	24 April 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 September 2008
No. of securities held prior to change	125,000 shares;
Class	Ordinary
Number acquired	10,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11,091.00
No. of securities held after change	135,000 shares;

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Mesoblast Limited**
ABN 68-109-431-870	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Silviu Itescu
Date of last notice	9 February 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 September 2008
No. of securities held prior to change	37,120,000
Class	Ordinary
Number acquired	5,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,545.50
No. of securities held after change	37,125,000 Ordinary Shares;

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Mesoblast Limited**
ABN 68-109-431-870	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Donal O'Dwyer
Date of last notice	27 December 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 September 2008
No. of securities held prior to change	300,000 Options to acquire 300,000 ordinary shares
Class	Ordinary
Number acquired	5,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,545.50
No. of securities held after change	5,000 Ordinary Shares; and 300,000 Options to acquire 300,000 ordinary shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Mesoblast Limited**
ABN 68-109-431-870	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Spooner
Date of last notice	03 September 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director is a trustee and beneficiary of the Michael Spooner Family Trust
Date of change	30 September 2008
No. of securities held prior to change	1,100,000 shares (direct interest); 4,000 shares (held by Michael Spooner Family Trust)
Class	Ordinary
Number acquired	5,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,545.50
No. of securities held after change	1,100,000 shares (direct interest); 9,000 shares (held by Michael Spooner Family Trust)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

END